February 4, 2015

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Videocon d2h Limited Draft Registration Statement on Form F-4 Submitted December 31, 2014

Comment Letter Dated January 27, 2015

CIK No. 0001629220

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff of the Securities and Exchange Commission dated January 27, 2015 (the “Comment Letter”) regarding the draft Registration Statement on Form F-4 of Videocon d2h Limited (the “Company”) (the “Form F-4”).

We have addressed each of the Staff’s comments in the order presented in the Comment Letter. For ease of reference, we have included each Staff comment in bold and inserted our response after each comment.

General

1.	We note references to third-party market data throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent any of these reports have prepared specifically for this filing, file a consent from the party.

Response: The Company has made references in the Form F-4 to "Indian DTH Market Overview — Key Dynamics & Future Outlook 2014," a report prepared by Media Partners Asia, Ltd ("MPA"), an independent provider of information services, focusing on media, communications, and entrainment industries (the "MPA Report"). The report is not publicly available and was prepared for the Company for the purposes of filing the Form F-4. A consent has been obtained from Media Partners Asia, Ltd regarding inclusion of the MPA Report in the F-4 and has been filed as Exhibit 23.3 to the Amendment to Form F-4. The MPA report is attached here as Annex A.

The following statements made by the Company in the Form F-4 are supported by the relevant sections in the MPA Report:

•	Statements on page 14 of the Form F-4: "Videocon d2h is the fastest growing direct-to-home, or DTH provider in India by acquisition of new subscribers, adding approximately 9.0 million gross subscribers during the period from April 2011 through September 2014 across India". (Reference: "Exhibit 18: Operator Share of Gross Subs" on page 25 of the MPA Report).
•	Statements on page 31 of the Form F-4: "Videocon d2h's gross DTH subscriber base has increased from approximately 0.44 million as of March 31, 2010 to 11.82 million as of September 30, 2014..." (Reference: "Exhibit 17: Operator Share of Gross Subs" on page 25 of the MPA Report).
•	Statement on page 149 of the Form F-4: "It has grown its subscriber base from 0.44 million gross subscribers as of March 31, 2010, representing approximately 1.9% of the total DTH gross subscriber base in India to 10.45 million gross subscribers as of March 31, 2014, representing approximately 15.7% of the total DTH gross subscriber base in India…" (Reference: "Exhibit 17: Operator Share of Gross Subs" on page 25 of the MPA Report).
•	Statement on page 128 of the Form F-4: Recently, economic growth in India has decreased from the 8% rates achieved in 2010 and 2011. Please see page 14 of the MPA Report.
•	Statement on page 128 of the Form F-4: The outcome of the 2014 elections has increased political stability in India. Please see page 14 of the MPA Report.
•	Statement on page 128 of the Form F-4: In recent times, the Indian economy had stagnant GDP growth, high consumer price inflation and policy paralysis, but recent macro indicators suggest that India’s economy may be recovering. Please see page 14 of the MPA Report.
•	Statement on page 128 of the Form F-4: India’s real GDP growth was 4.7% in the fourth quarter of the financial year 2014, an increase from the 4.4% growth for the fourth quarter of the financial year 2013. Please see page 14 of the MPA Report.
•	India had reduction of the current account deficit (‘‘CAD’’) to which US$1.2 billion as of March 31, 2014 from US$18.1 billion as of March 31, 2013. This means that AD has fallen 0.2% of the GDP for the fourth quarter of financial year 2014 compared to 0.9% in the third quarter of financial year 2014. Please see page 14 of the MPA Report.
•	Statement on page 128 of the Form F-4: The fiscal deficit has also decreased to 4.6% of the GDP as of March 31, 2014.
•	Statement on page 128 of the Form F-4: The proactive steps taken by the Reserve Bank of India (“RBI”) to improve foreign capital inflows has led to foreign exchange reserves exceeding US$300 billion as of March 31, 2014. Please see page 14 of the MPA Report.

Videocon d2h Limited

(formerly Bharat Business Channel Limited

Corporate Office: 1st floor, Techweb Center, New link Road, Oshiwara, Mumbai-400102, India

Ph: 91-22-4255 5000 ; Fax - 91-22-4255 5050

Registered office : Auto Cars Compound, Adalat Road, Aurangabad – 431 005. Maharashtra.

Ph: 91-240-2320750 ; Fax - 91-240 233575

www.videocon.d2h.com

CIN : U92100MH2002PLC137947

Larry Spirgel

Division of Corporation Finance

February 4, 2015

•	Statement on page 128 of the Form F-4: The Indian Rupee, which depreciated to an all-time low of approximately Rs.69/US$ in August 2013, has found stability at approximately Rs.60/US$ as of July 2014. Please see page 14 of the MPA Report.
•	Statement on page 128 of the Form F-4: Equity markets in India have witnessed a revival on account of the improved macro environment. During the financial year 2014, Foreign Institutional Investors (“FIIs”) invested a net amount of Rs.797.1 billion into Indian equities. As a result, India’s benchmark equity indices, Sensex and Nifty, reached historical highs. Please see page 15 of the MPA Report.
•	Statement on page 128 of the Form F-4: Foreign Direct Investment (“FDI”) continued to exhibit growth in India. According to the United Nations Conference on Trade and Development (“UNCTAD”), FDI flows into India grew by 17.0% over the financial year 2013 to US$28 billion. Please see page 15 of the MPA Report.
•	Statement on page 128 of the Form F-4: Business confidence in India has also improved in recent months on hopes of greater political stability after the Union elections. Please see page 15 of the MPA Report.
•	Statement on page 129 of the Form F-4: In 2014, the Indian Media & Entertainment (“M&E”) sector continued to exhibit growth. In the year ended December 31, 2013, the M&E sector generated revenues of Rs.933.6 billion. Pay-TV industry revenues were driven by the digitalization mandate which has led to improved subscriber quality and higher Average Revenue Per User (“ARPU”). Please see page 7 of the MPA Report.
•	Statement on page 129 of the Form F-4: An increase in the readership of local and regional newspapers was a key driver for the Indian print media industry, which continues to outperform its global peers. Please see page 7 of the MPA Report.
•	Statement on page 129 of the Form F-4: Box-office collections of movies in India also improved as tier-2 and tier-3 cities experienced an increase in the number of multiplexes and movie-screens. Please see page 7 of the MPA Report.
•	Statement on page 129 of the Form F-4: While the size of the music industry decreased, the radio industry increased with advertisers expanding their local reach. Please see page 7 of the MPA Report.
•	Statement on page 129 of the Form F-4: The growing penetration of internet, broadband and smart phones provided the impetus for the gaming and digital advertising sub-sectors. Please see page 7 of the MPA Report.
•	Statement on page 129 of the Form F-4: In the future, the M&E industry is expected to experience higher growth as the pay-TV industry benefits from the government's digitalization initiative. Please see page 7 of the MPA Report.
•	Statement on page 132 of the Form F-4: Increasing purchasing power is expected to result in a higher number of homes with TVs in India. Please see page 15 of the MPA Report.
•	Statement on page 132 of the Form F-4: Pay-TV penetration in households will also grow in India. Please see page 15 of the MPA Report.
•	Statement on page 132 of the Form F-4: By 2023, it is estimated that 70.0% of the pay-TV market in India will be digitalized. Please see page 15 of the MPA Report.
•	Statement on page 132 of the Form F-4: The Indian government’s mandate to digitalize the cable TV market using Digital Addressable Cable TV System ("DAS") will be a catalyst to future growth of the pay-TV market in India. Please see page 15 of the MPA Report.
•	Statement on page 132 of the Form F-4: Between 2015 and 2017, subscriber growth is expected to be strong given the government's implementation of the DAS mandate. Please see page 15 of the MPA Report.
•	Statement on page 132 of the Form F-4: After 2017, digital pay-TV subscriber growth is expected to decrease as consolidation and monetization of the industry will take priority. Please see page 15 of the MPA Report.
•	Statement on page 132 of the Form F-4: In terms of revenue, television represented approximately 46.0% of India’s total media industry in 2013. Please see Exhibit 2 on page 8 of the MPA Report.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

•	Statement on page 132 of the Form F-4: In 2012, the television industry in India was estimated at Rs.401.8 billion and is expected to grow at a CAGR of 10.2% between 2012 and 2018, to reach Rs.720.7 billion in 2018. Please see Exhibit 1 on page 7 of the MPA Report.
•	Statement on page 132 of the Form F-4: Subscription charges, as a portion of total industry revenue, are expected to increase from 67.2% in 2008 to 70.2% in 2018. These percentages are calculated from the data provided in Exhibit 1 on page 7 of the MPA Report.
•	Statement on page 133 of the Form F-4: Despite the recent increase in production costs, digitalization of the TV industry in India continues to create new opportunities for content producers. Content producers now focus on improving the quality of content, targeting specific demographics through localized content and niche offerings. Please see page 13 of the MPA Report.
•	Statement on page 133 of the Form F-4: Ownership of intellectual property rights has enabled content providers to grow and attain better monetization. Please see page 13 of the MPA Report.
•	Statement on page 134 of the Form F-4: Broadcasters have benefited most from digitalization as it has resulted in improved addressability and higher yields. The revenue mix continues to be dominated by advertising revenue. Please see page 13 of the MPA Report.
•	Statement on page 134 of the Form F-4: In the future, subscription fee growth is expected to outpace that of advertising. Please see page 13 of the MPA Report.
•	Statement on page 134 of the Form F-4: Improved addressability in cable and

CPS-linked deals with higher consumer ARPU will be long-term growth drivers for pay-TV channel subscription revenues. Please see page 13 of the MPA Report.

•	Statements on page 134 of the Form F-4: Two key regulatory developments, the cap on commercial advertisement inventory and the unbundling of channel aggregators, will determine the future course of the industry. Please see page 13 of the MPA Report.
•	Statements on page 134 of the Form F-4: These regulations adversely impact the economics of smaller or standalone players. The industry is expected to consolidate and a more level playing field is expected to develop. Please see page 13 of the MPA Report.
•	Statements on page 134 of the Form F-4: In 2013, the industry added 5.4 million net new subscribers, taking the overall industry base to 135 million, 80.0% penetration of TV homes, including multiple subscriptions. Much of this growth has been driven by DTH satellite, which had a 66.0% share of net new additions in 2013. Please see page 15 of the MPA Report.
•	Statement on page 134 of the Form F-4: Cable TV subscribers numbered 97.6 million in 2013, a 72.0% market share, with 27.9 million gross digital subscribers. Please see page 15 of the MPA Report.
•	Statements on page 134 of the Form F-4: Phases III and IV of the DAS program will be critical for growth in overall digital penetration. DTH in particular is expected to play a key role in adding net new subscribers. Without monetization, digitalization is meaningless and cable multi-system operators (‘‘MSOs’’) may need to increase billing, packaging and revenue collections in Phases I and II of the DAS program, a trend that began in the first quarter of 2014. Please see page 15 of the MPA Report.
•	Statements on page 134 of the Form F-4: A notable driver of TV industry value has been the advent of digital TV services, spurred largely by a well-organized and highly competitive DTH industry. DTH subscription revenues accounted for 33.5% of total pay-TV subscription revenues generated in India, and 23.5% of total TV industry revenues. Please see page 9 of the MPA Report.
•	Statements on pages 134-135 of the Form F-4: Digital TV penetration in India is also expected to increase on account of the government mandated cable digitalization process, which accelerated after November 1, 2012. Phases III and IV will be rolled out on December 31, 2015 and December 31, 2016, respectively, and will be comprised of all other regions in the country. Please see pages 9 - 10 of the MPA Report.
•	Statement on page 135 of the Form F-4: In November 2012, DAS Phase I was successfully implemented. The rollout was opposed by certain LCO groups and local political parties. However, despite the conflicting opinions from certain sections of the industry, the Phase I rollout was reasonably successful in Delhi, Mumbai and Kolkata. It is estimated that the top five MSOs deployed approximately 9 million STBs in Phase I markets. However, these are gross subscriptions and the platform has yet to test its initial churn numbers. Net-ARPUs to MSOs have started to see improvement as operators implement gross billing and roll out packages. Please see page 10 of the MPA Report.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

•	Statements on page 135 of the Form F-4: Phase II has been a success in terms of digital deployment. Cable operators deployed 12 million STBs in these markets, although on-ground collections have remained below par. Digital cable managed to retain a little over 70.0% market share in DAS Phases I and II combined. The stronger presence of MSOs in Phases I and II markets enabled them to gain higher share against DTH. However, making inroads to Phases III and IV will be challenging for cable as this remains a dominant market for DTH, which has the benefit of an established distribution network spread across a much wider geography. Please see page 10 of the MPA Report.
•	Statements on page 136 of the Form F-4: In 2007, consumers had limited exposure to the benefits of digital TV. In 2007, digital TV penetration of total TV homes in the country was 3.0%, but has since increased to 40.0% in 2013. This increase was driven primarily by a 37 million aggregate active subscriber base across six DTH satellite pay-TV platforms. Please see page 9 of the MPA Report.
•	Statements on page 136 of the Form F-4: The growth of DTH has provided consumers with greater choice and quality through an improved viewing experience, more channels and new services such as HDTV, pay-per-view and DVRs. DTH operators have worked closely with broadcasters to program and retail attractive packages of channels at competitive prices with tiered and a-la-carte options. Please see page 9 of the MPA Report.
•	Statements on page 136 of the Form F-4: DTH operators have benefited through subscriber growth and, more recently, improved ARPUs while broadcasters have gained through subscription revenues as DTH operators spent a combined approximately US$560 million on pay-TV content in 2013. Please see page 9 of the MPA Report.
•	Statements on page 136 of the Form F-4: Unlike DAS, India’s two previous efforts at digitalization of Cable TV were unsuccessful. In 2003, Conditional Access System (‘‘CAS’’) was made mandatory for Delhi, Mumbai, Kolkata and Chennai. While it was successful in Chennai, the move experienced problems in other cities. Similarly, in 2007, CAS was intended to be implemented in notified areas of Delhi, Mumbai and Kolkata. However, penetration levels failed to meet expectations. By contrast, the DAS mandate has witnessed unprecedented success, driven by changes in market dynamics, positive regulatory developments and, most importantly, consensus amongst stakeholders. Please see page 9 of the MPA Report.
•	Statements on page 136 of the Form F-4: Digitalization has improved addressability for broadcasters thus enabling monetization of subscriptions and has also led to rationalization of distribution costs. Digitalization has also led to improvement in the quality of content, content production and transmission. Most channels in key genres such as Hindi GECs, movies, sports and infotainment now offer HD feed. This has increased the number of HD subscribers for operators, while also improving their blended yields. The next wave of growth is expected to come from HD feeds for regional content; however, with the exception of Sun TV in south India, this has not been explored. Additionally, subsidized HD offerings will also act as a key differentiator for DTH players as cable is yet to roll out packages and push HD services across broader markets. Please see page 13 of the MPA Report.
•	Statements on page 136 of the Form F-4: HD is expected to contribute to the industry. Although revenue growth is expected to be driven by increasing subscriber numbers as a result of the mandated cable digitalization program, an increase in high-ARPU HD subscribers is also expected. Please see page 23 of the MPA Report.
•	Statements on page 136 of the Form F-4: It is expected that HD penetration will grow significantly in the future, rising from less than 7.0% of active DTH subscribers currently, to over 20.0% by 2020, based on benchmarks in the United States, United Kingdom, Latin America and Southeast Asia. In the United Kingdom, incumbent DTH operator BSkyB currently has more than 50.0% of its subscriber which has adopted HD. Malaysia’s Astro has also demonstrated strong rates with 49.0% penetration at present on its DTH platform. An increase in HD channel offerings is critical for growth in HD penetration. However, for some mature global operators, HD penetration as a percentage of total subscribers is limited between 60.0% and 65.0%. Please see page 23 of the MPA Report.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

•	Statements on page 137 of the Form F-4: Although India’s pay TV ARPUs remain one of the lowest in the world at US$3.2 per month, it has been showing improvements in recent years as a direct result of digitalization, smarter packaging of content and channels and the provision of value added services, such as HD and DVR. Further improvements from rational DTH and digital cable pricing and the growth of premium pay-TV are expected in the next few years. Please see page 12 of the MPA Report.
•	Statement on page 139 of the Form F-4: Over the past eight years, the Indian television industry has experienced significant growth in the adoption of DTV services, driven by DTH. Please see page 20 of the MPA Report.
•	Statements on page 139 of the Form F-4: Increasing competition in the six-player market has certain advantages. In recent years, consumer awareness of DTH services has improved as operators launch aggressive advertising campaigns. Consumers today are more aware of the choices available in the market and the distinct advantages of DTH over traditional analog cable services. Between 2007 and 2013, it is estimated that the DTH industry spent approximately Rs.25 billion to create consumer awareness and establish a new category in consumer electronics. Please see page 20 of the MPA Report.
•	Statements on page 139 of the Form F-4: Upgrades in television hardware technology and the growing installed base of flat panel displays and HDTVs have also played a role in the uptake of DTH services. TV manufacturers such as Samsung and LG have in the past partnered with DTH operators to market their wares jointly through retail outlets. This marketing strategy provided DTH an opportunity to play up the distinct advantages of digital TV over analog cable and gain entry into new TV homes. Videocon d2h leverages its tie-ins with Videocon, Philips and Sansui. Given the low penetration of flat panel displays and the dramatic drop in prices of hardware as a result of increasing competition, there are growth opportunities for both TV manufacturers and DTH operators in the coming years. Please see page 20 of the MPA Report.
•	Statements on page 139 of the Form F-4: Initial demand for DTH services came from cable-dark areas (regions not served by cable services) and smaller towns and villages. However, advertising on the part of DTH operators, growing awareness among consumers of digital TV services and the launch of advanced services such as HD, DVRs and catch-up TV has helped DTH operators convert cable consumers into high-ARPU subscribers in affluent regions (metropolitan regions and tier-1 cities), as well as in smaller towns and cities. It is estimated that gross subscriber additions have grown from approximately 1.5 million subscribers as of December 31, 2006 to 64.3 million as of December 31, 2013. Please see page 20 of the MPA Report.
•	Statements on page 139 of the Form F-4: Over the last 24 months, the base back ARPU for the platform has increased by 47.0%. Entry level pricing has been increased while the free viewing period has also been reduced from three months to zero months. Please see page 21 of the MPA Report.
•	Statements on page 140 of the Form F-4: DTH operators are shifting their focus from increasing scale to improving profitability and value creation. Since November 2011, the industry has implemented frequent price increases for subscription packages and customer premises equipment (‘‘CPE’’). Operators have also taken steps to keep rotational churn under check, by reducing trade margins and the free viewing period for new subscribers. Please see page 21 of the MPA Report.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

•	Statements on page 140 of the Form F-4: In the future, gross subscriber additions will gain momentum as mandatory cable digitization is implemented. The quality of subscriber additions is expected to be superior, as the switch-off of analog signals will allow DTH to further develop within urban areas and target high-ARPU subscribers, while at the same time managing churn rates. The recent increase in entry prices will also help control industry churn levels. Please see page 22 of the MPA Report.
•	Statements on page 141 of the Form F-4: The consumer proposition remains relatively similar for all DTH operators, at least in terms of their entry-level offers, with operators charging approximately Rs.1,900. This is approximately two times the price charged by digital cable service providers. Entry-level pricing for DTH operators is expected to maintain a status quo. Competition will restrict any major price increase while the current rupee-dollar equation will not support a price cut. An intense price war with cable operators seems unlikely as this will stretch the balance sheet of cable operators which have already been under pressure. Please see page 30 of the MPA Report.
•	Statements on page 141 of the Form F-4: Due to improvement in customer realization on account of increase in package price and reduction in free viewing months as well as reduction in subsidy on account of increase in entry offer prices, average pay-back period has improved over the years. Please see page 50 of the MPA Report.
•	Statements on page 144 of the Form F-4:Sports and general entertainment channels (‘‘GECs’’) act as HD catalysts: In India, following a run of major cricketing events in early 2011, the introduction of major Hindi GECs in HD has been critical in maintaining HD growth. Currently, 43 true HD (i.e. not up-converted) channels are available, and operators expect several new HD channel launches in the coming years. In the DTH space, Videocon d2h and Dish TV offer the most number of HD channels. Please see page 31 of the MPA Report.
•	Statement on page 144 of the Form F-4: Due to a lack of transponders in India, many operators are struggling to increase channel availability and provide new channels. Please see page 24 of the MPA Report.
•	Statement on page 144 of the Form F-4: Videocon d2h offers over 500 channels and services, the highest in the industry (including the highest number of regional channels), followed by Dish TV, which offers 492 channels and services. Please see exhibit 24 on page 28 of the MPA Report.
•	Statement on page 144 of the Form F-4: Having a clear road map for building satellite capacity is critical for DTH operators to ensure long term competitiveness. Restricted by the spectrum crunch and the falling reliabilityof INSAT satellites have resulted in instances where India’s DTH operators are migrating to foreign satellites. In 2010, Sun Direct shifted several channels to Measat after INSAT 4B, which hosted its channels, encountered a major technical problem. Likewise, in 2011, Airtel Digital had to transition subscribers from Insat 4CR to SES 7. Please see page 27 of the MPA Report.
•	Statement on page 144 of the Form F-4: Tata Sky, which until recently was behind in terms of channel offerings, is upgrading its subscribers from MPEG-2 to MPEG-4 STBs. This will enable the company to substantially expand its channel suite, especially in HD. However, it will cost Tata Sky Rs.9 billion to complete this exercise. Tata Sky has already added a number of SD and HD channels in the last few months. Please see page 27 of the MPA Report.
•	Statement on page 145 of the Form F-4: Dish TV has been the most efficient at managing satellite capacity, enabling it to carry the highest number of channels. Its 350 SD channels include 59 channels offered as pass through from DD Freedish, which will expand to 120 channels by CY 2014 as DD Freedish expands its capacity. The successful SES-8 satellite launch in December 2013 will enable Dish TV to further augment its capacity. Dish TV aims to completely shift to MPEG-4 compression at some point, since the STBs for its new subscribers support MPEG-4. Please see page 27 of the MPA Report.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

•	Statement on page 145 of the Form F-4: Already supporting MPEG-4 compression and DVB-S2 transmission, Videocon d2h offers the highest number of regional channels, which is a strong driver of monthly subscriber additions. The improved efficiency of these compression standards has enabled Videocon d2h and Airtel Digital to offer more interactive services. Please see page 27 of the MPA Report.
•	Statement on page 145 of the Form F-4: Technologies deployed within set-top boxes are essential in delivering a quality consumer proposition and also differentiate one provider from another. Compression standards such as MPEG-4, combined with transmission standards like DVB S2, have helped newer operators like Videocon d2h manage their satellite bandwidth and compress more channels per transponder. Although the improvement that these standards have on picture quality is debatable (despite it being highlighted by many operators in their advertising), it has helped serve as a minor differentiator from one operator to another. Likewise, the quality and scalability of middleware deployed within STBs has helped operators launch additional value-added services (VAS) such as interactive services and on-demand and catch-up TV. Please see page 29 of the MPA Report.
•	Statement on page 146 of the Form F-4: To keep up with evolving technology, which has been rapidly changing consumers’ viewing habits, choice and delivery of content, collaboration between broadcasters and operators becomes highly critical in the overall pay-TV ecosystem. Operators which enjoy strong and cordial relationships with broadcasters are thus better placed for long term monetization of subscription revenues, both in terms of volume and value share. In India, the regulators have intervened previously to ensure that there is a balance between the operators and broadcasters. Please see page 35 of the MPA Report.
•	Statements on page 146 of the Form F-4: In February 2014, Telecom Regulatory Authority of India issued new regulations to significantly limit the role of channel aggregators. The new regulations prevent aggregators from: (1) publishing reference interconnect offers (‘‘RIO’’, which form the basis of wholesale bouquet/channel agreements), and (2) entering into agreements with distributors. These functions will only be assumed by broadcasters directly. Aggregators can continue to exist as authorized agents, but only in the name and on behalf of the broadcaster. The broadcaster must ensure that the aggregator does not alter the bouquet of channels stipulated in its RIO. Significantly, the aggregator cannot bundle channels and bouquets of multiple broadcasters. Please see page 35 of the MPA Report.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

•	Statements on page 146 of the Form F-4: The one exception is that broadcasters belonging to the same promoter group can bundle their channels. This potentially benefits domestic incumbents such as Star and Zee. However, more significantly, the new guidelines allow for distribution platforms to negotiate rates with broadcasters which are mutually acceptable and closer to market reality. Please see page 35 of the MPA Report.
•	Statements on page 146 of the Form F-4: Over 2013 and 2014, the industry experienced several disputes between broadcasters and aggregators and platforms which forced several operators to carry individual channels on an à-la-carte basis at RIO rates. For cable, frequent black outs of channels may upset end-subscribers and the LCO who might decide to move its entire network to a competing MSO, leading to the swapping of STBs. With regard to DTH, which offers several channel packages, frequent switch offs might result in higher churn or on a sustained basis and may weaken the consumer proposition for a given tier, thereby having an adverse impact on its new subscriber additions. Procuring channels on RIO is an expensive proposition due to TRAI’s stipulated two-part rate increase, a 15.0% increase effective April 1, 2014 and a further 12.5% increase to take effect from January 1, 2015). Please see page 35 of the MPA Report.
•	Statements on page 146 of the Form F-4: Videocon d2h was the first platform for several HD channels in India. Some key channels which Videocon d2h first brought to consumers include: Star Plus HD, Zee TV HD, Colors HD, Star Gold HD, Star Sports HD-1, Star Sports HD-2, Star world HD, Star Movies HD, Discovery HD and National Geographic Channel HD. Please see page 37 of the MPA Report.

2.	Please update your financial statements to include interim financial statements for at least the first six months of your fiscal year.

Response: The Company has revised the Form F-4 to include the interim financial statements for the six-month period ended September 30, 2014 and 2013.

Letter to Silver Eagle Acquisition Corp. Stockholders and Public Warrantholders

3.	We note your disclosure that Videocon d2h is the fastest “direct-to-home service provider.” Please specify that Videocon d2h is a pay TV provider.

Response: The Company confirms that it is a pay TV provider operating in India. The Company has included that clarification on the Form F-4 on page 26.

Industry and Market Data, page v

Larry Spirgel

Division of Corporation Finance

February 4, 2015

4.	You state certain industry and market data contained in this prospectus has not been “independently verified.” Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please delete this statement.

Response: The Company has deleted the relevant statement in the Form F-4 on page v.

Questions and Answers…, page 1

5.	Please add a question and answer on whether Silver Eagle obtained a fairness opinion in connection with the Contribution.

Response: The Company has added a question-and-answer on page 5 of the Form F-4 addressing whether Silver Eagle has obtained a fairness opinion.

Q: Why is Silver Eagle holding a special meeting of public warrantholders, page 2

6.	Please explain the treatment of the warrants in the transaction if the shareholders do not approve the exchange.

Response: The Company has revised the Form F-4 on page 3 to disclose that if the Warrant Amendment is not approved but the Business Combination Proposal and the Plan of Dissolution Proposal are both approved then all unexercised warrants will remain outstanding and Silver Eagle will dissolve and distribute any remaining assets it has.

Q: What equity stake will current Silver Eagle stockholders hold in Videocon d2h after the closing, page 3

7.	Please disclose the ADS price targets for the up to 3.88% of earn-out shares that may be issued to the current Videocon d2h shareholders after closing.

Response: The Company has revised the Form F-4 on pages 3 and 4 to include the ADS price targets for the up to 11.68 million earn-out shares that may be issued to the current Videocon d2h shareholders after closing. The Company has also removed references throughout the Form F-4 to the earn-out shares constituting 3.88% of the equity share capital of Videocon d2h.

Q: How will founder shares be treated in the Transaction, page 4

8.	For illustrative purposes, please provide tabular disclosure regarding the number of shares to be issued to the founders based on different contribution levels. In addition, please provide tabular disclosure of the potential forfeiture of shares based on the post-closing ADS prices.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

Response: The Company has revised the Form F-4 on page 5 to provide tabular disclosure regarding the number of shares to be issued to the founders based on different contribution levels.

Q: Why is Silver Eagle proposing the Plan of Dissolution, page 4

9.	Disclose that, prior to the effectiveness of the Form F-4, Videocon d2h, together with the depositary, will file a Form F-6 to register the ADSs with the Commission. Further, disclose that the Form F-6 will include a copy of the deposit agreement that sets forth the rights of ADS holders and explains certain other matters, including the procedures to be followed for the distribution of the ADSs.

Response: The Company has revised the Form F-4 on page 6 to disclose that, prior to the effectiveness of the Form F-4, the Company and the depositary will file a Form F-6 to register the ADSs and that the Form F-6 will include as an exhibit a copy of the deposit agreement that sets forth the rights of the ADS holders. The deposit agreement will not address the distribution; these procedures are set out on page 6. Silver Eagle and the Company anticipate that Silver Eagle’s transfer agent will receive the ADSs and distribute them to Sliver Eagle’s shareholders in the same manner it would a dividend payment.

How will Silver Eagle’s Sponsor, directors and officers vote, page 6

10.	We note your disclosure that 16,250,001 of the 32,500,000 outstanding public warrants must approve the Warrant Amendment Proposal. However, elsewhere you disclose that approval by 65% of the outstanding warrants is required. Please reconcile.

Response: The Company has revised the Form F-4 on pages 7, 55 and 89 to indicate that the favorable vote of 21,125,000 public warrants is required for the approval of the Warrant Amendment Proposal.

What happens to the funds held in the trust account…, page 8

11.	To the extent known, please quantify the fees listed in this answer.

Response: The Company has revised the Form F-4 on page 9 to quantify the estimated fees listed in this answer.

When is the transaction expected to be completed, page 9

12.	Please disclose any regulatory approvals that you must obtain prior to closing.

Response: The Company has revised the Form F-4 on page 10 to disclose the regulatory approvals required to be obtained prior to closing under applicable Indian law.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

What will happen if I abstain from voting or fail to vote at the applicable special meeting, page 10

13.	In your answer to this question, you state “[f]or purposes of approval, an abstention or failure to vote will have no effect on the Business Combination Proposal.” Yet on page 16, you state “a stockholder’s failure to vote by proxy or to vote in person at the special meeting of stockholders, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the Business Combination Proposal…” Revise or advise accordingly.

Response: The Company has revised the Form F-4 on pages 10-11 to indicate that a stockholder’s failure to vote by proxy or to vote in person at the special meeting of stockholders, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the Business Combination Proposal.

Summary of the Proxy Statement/Prospectus, page 13

14.	Please disclose the extent and amount of Videocon d2h’s indebtedness and the amount of such debt that will be repaid out of the proceeds of this offering.

Response: The Company has revised the Form F-4 on page 14 to include this information.

Reasons for the Transaction, page 15

15.	Please revise your disclosure to provide the basis for the statement “Silver Eagle’s management team has extensive experience operating media businesses and leading transactions in high growth international markets, including India.”

Response: The Company has revised the disclosure on pages 16 and 17 of the F-4 to provide the basis for the referenced statement.

Risk Factors, page 18

16.	Please expand your disclosure to address the “seasonal factors” affecting your business, including the relative rise in revenues and/or subscribers during cricket season, as your recognize on page 141 that becoming the Title Sponsor of the Kings XI Punjab cricket team and sports HD channels favorable influence the amount of subscribers.

Response: The Company has revised the Form F-4 on page 31 to include this information.

Videocon d2h’s indebtedness could adversely affect its financial health…, page 18

17.	This risk factor appears to address several different risks, including debt burden, potential breaches and restrictive covenants. Please separate these risks into separate risk factors.

Response: The Company has revised the Form F-4 on page 19 to separate the risk factors.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

18.	Please clarify whether you are currently in default under any of your outstanding indebtedness and, if so, disclose the nature of the breach.

Response: The Company has revised the Form F-4 on pages 19, 20 to include disclosure relating to the terms of its financing arrangements that it is currently not in compliance with. As stated in the disclosure, it is clarified that the lenders have neither enforced any security nor have accelerated repayment of the loans for any such non-compliance.

19.	Please explain your affiliation with Videocon Industries.

Response: Videocon d2h is controlled by Mr. Saurabh Pradipkumar Dhoot, while Videocon Industries Limited (the flagship entity of the Videocon Group) is controlled by other members of the Dhoot family. Videocon d2h is affiliated with the Videocon Group, including on account of (i) use of the brand name “Videocon”, which has been licensed to it by an entity belonging to a Videocon Group; (ii) a number of its secured loans being either guaranteed or supported through undertakings by Videocon Industries Limited; and (iii) having received unsecured loans from Videocon Industries Limited from time to time. However, Videocon d2h and Videocon Industries Limited are each controlled and managed by different member(s) of the Dhoot family, with no overlapping management control or rights.

20.	Please clarify whether your must seek your lender’s consent for this transaction.

Response: In accordance with the terms of its financing arrangements, Videocon d2h is required to obtain prior consents from certain lenders for any issuance of equity shares, including pursuant to the Transaction. Videocon d2h is presently in the process of obtaining such consents and is expected to receive such consents prior to closing of the Transaction. The requirement of Videocon d2h’s lenders’ consent is disclosed in the Form F-4 on page 20.

Videocon d2h’s failure to adhere to the terms and conditions contained in the DTH License Agreement…, page 19

21.	Please clarify whether this transaction requires approval from the MIB.

Response: As disclosed on pages 20 and 21 of the Form F-4, in order to consummate the Transaction, Videocon d2h will be required to obtain prior approvals from the MIB for (i) issuance of equity shares underlying the Videocon d2h ADSs; and (ii) security clearances in respect of Mr. Jeff Sagansky and Mr. Harry E. Sloan, in respect of their appointment on the Company’s board of directors, which is a condition to closing of the Transaction.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

Videocon d2h’s leased satellite ST-2 is subject to operational, lease and environmental risks…, page 20

22.	Please provide us with the status of your negotiations to extend your lease with Department of Space, which expires on February 28, 2015.

Response: As disclosed on page 22 of the Form F-4, the Department of Space, Government of India tenders transponder capacity by entering into lease agreements with satellite owners (SingTel, in this case) and the Department of Space enters into back-to-back lease agreements with persons seeking to lease such space segment capacity for periods of up to three years. The Company has made an application to the Department of Space seeking renewal of the Ku-Band Lease Agreement which expires on February 28, 2015.

In addition, the Company has had a discussion with Antrix Corporation, the commercial division of the Department of Space, for renewal of the agreement. The Company have been informed that Antrix has send a request for proposal to SingTel for the purpose of renewing the Company's lease with the Department of Space and a response is currently awaited from SingTel. Once SingTel responds the Company will enter into a three year lease with Antrix.

Videocon d2h’s business is regulated and failure to obtain required regulatory approvals…, page 24

23.	We note that each of your directors must obtain security clearance from MIB. Please disclose whether Messrs. Sloan and Sagansky have obtained such clearance.

Response: The Company is presently in the process of obtaining security clearances from the MIB for Messrs. Sloan and Sagansky. In accordance with the terms of the Contribution Agreement, such clearances will be obtained prior to closing of the Transaction. The Company has revised the Form F-4 on page 26 to include disclosure regarding the requirement that Messrs. Sloan and Sagansky obtain MIB clearance.

As a foreign private issuer, Videocon d2h is permitted, and Videocon d2h will, follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers..., page 32

24.	Clarify how the Nasdaq Listing Rules applicable to U.S. issuers (e.g., Nasdaq Listing Rule 5605(b) and (c)) regarding the independence of members of the board of directors and of the Nomination and Remuneration Committee differ from the comparable Indian Companies Act requirements.

Response: The Company has revised the Form F-4 on page 34 to clarify how the Nasdaq Listing Rules applicable to U.S. issuers regarding the independence of members of the board of directors and of the Nomination and Remuneration Committee differ from the comparable Indian Companies Act requirements.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

Videocon d2h may be classified as a passive foreign investment company. . ., page 36

25.	In this risk factor, disclose that Videocon d2h does not intend to provide the information that would enable investors to take a qualified electing fund (“QEF”) election that could mitigate the adverse U.S. federal income tax consequences should it be classified as a PFIC.

Response: The Company has revised the Form F-4 on pages 38-39 to indicate that Videocon d2h does not intend to provide the information that would enable investors to take a QEF election that could mitigate the adverse U.S. federal income tax consequences should it be classified as a PFIC.

NASDAQ recently delisted Silver Eagle’s securities…, page 40

26.	Please specify why Silver Eagle’s securities were delisted.

Response: The Company has revised the Form F-4 on page 42 to disclose why Silver Eagle's securities were delisted.

Videocon d2h has not previously operated as a foreign private issuer. . ., page 44

27.	Briefly describe the exemptions from the audit committee member independence requirements applicable to foreign private issuers that were added under the Sarbanes-Oxley Act (see Exchange Act Rule 10A-3(b)(1)(iv)(C), (D), and (E)). Then clarify whether any of Videocon d2h’s audit committee members are, or are expected to be, exempt from the independence requirements pursuant to those provisions.

Response: The Company has revised the Form F-4 on page 46 to include additional disclosure about the exemptions from the audit committee independence standards available for foreign private issuers.

Background of the Transaction, page 71

28.	Please provide us with any analyses, reports, presentation, or similar materials, including projections and board books, provided to or prepared by Deutsche Bank in connection with the transaction with Videocon d2h. We may have further comment upon receipt of these materials.

Response: The Company respectfully advises the Staff that Deutsche Bank did not prepare any analyses, reports, presentation or similar materials, including projections and board books in connection with the Transaction, other than (i) presentation of publicly available information and (ii) presentation of information and data formatted by Deutsche Bank personnel specifically as directed by the Company, with all content solely determined by and sole responsibility of the Company.

29.	Please note that the disclosure of financial forecasts prepared by management may be required if the forecasts were provided to third parties, including a third party’s financial advisor. Accordingly, please disclose all material projections that Videocon d2h provided to Silver Eagle and/or its financial advisor or advise us why they are not material. Also, disclose the bases for and the nature of the material assumptions underlying the projections.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

Response: The Company has revised page 77 to expand the discussion of the specific projections for fiscal 2015 that Videocon d2h provided to Silver Eagle and its financial advisor and Silver Eagle’s consideration thereof. Specifically, Videocon d2h provided Silver Eagle and its advisors with its budget for F2015 gross revenues, EBITDA (a non-GAAP financial metric), gross and net subscribers and ARPU at various times during 4Q 2014, which forecasts were subsequently confirmed by Videocon d2h to Silver Eagle and its advisors on February 3, 2015, and again will be subject to bring down due diligence around the time of the effective date of the Form F-4.

30.	Please revise the disclosure on pages 72 – 73 to clarify that Mr. Dhoot is also the largest shareholder of Videocon d2h.

Response: The Company has revised the Form F-4 on pages 75-76 to disclose that Mr. Dhoot is the Company’s largest shareholder.

31.	Please expand your discussion of the parties’ negotiation of key aspects of the proposed deal, including, but not limited to:

•	The determination of the final structure of the proposed transactions;
•	The determination of the ratios resulting in the post-closing equity ownership of Silver Eagle;
•	The earn-out that will be paid to current Videocon d2h shareholders; and
•	The amount to be paid to Silver Eagle’s directors and officers in connection with the transaction.

Response: The Company has revised pages 74-78 to expand the discussion of the parties’ negotiation of key aspects of the Transaction, including to discuss the final structure of the proposed Transaction, the determination of the ratios resulting in the post-closing equity ownership of Silver Eagle, the earnout that will be paid to current Videocon d2h shareholders, and the amount to be paid to Silver Eagle directors and officers in connection with the Transaction.

Critical Accounting Policies, page 162

32.	Your discussion of critical accounting policies on page 162 substantially duplicates your footnote disclosure. Please revise this section to provide greater insight into the quality and variability of your estimates. For example, you should describe how these estimates and related assumptions were derived, how accurate those estimates / assumptions have been in the past, and whether the estimates / assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. Tell us what consideration you gave to providing these disclosures for each of the accounting policies described.

Response: The Company has revised the Form F-4 on page 170 to provide the requested information. In addition, the Company makes estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and various assumptions that it believes to be reasonable under the circumstances, the results of which form its basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

Revenue recognition, page 162

33.	Please expand your revenue recognition policy as it relates to subscription revenue from DTH services to specify how you are able to recognize revenue "on an accrual basis on rendering of the services." Discuss if estimates are used when recognizing revenue. If estimates are used, disclose the accuracy of those estimates. Also, disclose if subscribers enter contracts in order to receive these services. Disclose the average contract term for these contracts.

Response: The Company has revised the Form F-4 on page 171 to provide the requested information.

Arrangements with multiple deliverables, page 162

34.	You state that management makes the determination of the amount assigned to activation revenue, installation revenue, and lease rental of set-top box and out-door unit and its accessories. In this regard, please disclose how management determines the value of each item in a multiple element arrangement.

Response: The Company has revised the Form F-4 on page 171 to provide the requested information.

Income Tax Expense, page 168

35.	We note your statement that, “The carrying amount of deferred tax assets and liabilities are reviewed at each balance sheet date and recognized and carried forward only to the extent that there is a reasonable certainty that the asset will be realized in future.” Please tell us how your statement reconciles to guidance in paragraph 56 of IAS 12.

Response: Paragraph 56 of IAS 12 states that amount of deferred tax assets carried forward must be reviewed at the end of each reporting period and the amount carried forward must be reduced to the extent that it is no longer probable that sufficient taxable profits are available to allow the benefit of part or all of that deferred tax asset to be utilized.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

Under the provisions of Indian Tax laws, business losses are allowed to be carried forward for a period of 8 years and unabsorbed depreciation can be carried forwarded for an infinite period.

The Company has had an accumulated loss and unabsorbed depreciation amounting to Rs. 10,090.04 million and 11,217.34 million as of March 31, 2014, respectively. The Company's management believes with reasonable certainty that the profits in the next 5-6 years will be sufficient to allow the benefit of the deferred tax assets carried forward for the accumulated losses and unabsorbed depreciation as of March 31, 2014.

As an illustration: If during fiscal year 2010 the Company incurs a loss under income tax of Rs. 200 including Rs. 100 of unabsorbed depreciation, the Company would be allowed to set-off unabsorbed loss of Rs. 100 until fiscal year 2017-18, whenever profit arises to the Company for more than or equal to Rs. 100. Similarly, unabsorbed depreciation can be carried forward for an infinite period.

Certain Key Measures of Financial Performance, page 168

36.	We note that your metric called "subscription revenue and activation revenue" “includes margins provided to distributors for distribution of subscriptions and consumer premises equipment.” Please explain this statement and why these margins are included in revenue. Referring to your basis in accounting literature, tell us how you account for these margins. Also, please reconcile this metric to subscription revenue shown on page 165.

Response: The term ‘subscription revenue and activation revenue’ used on page 178 of the Form F-4 is specific for calculation of Average Revenue Per User (ARPU). ARPU is a common terminology used in the pay TV industry worldwide to measure the operational performance of company. Here the subscription revenue and activation revenue are considered on a gross basis without netting off the margins or discounts provided to the distributors according to the industry practice.

In preparation of the financial statements under IFRS, the subscription and activation revenue are netted with such margins or discounts provided to the distributor network, which includes our distributors, direct dealers and sub-dealers. We draw your attention to our accounting policy relating to revenue recognition particularly for subscription revenue and activation revenue, stating that these metrics are net of discounts provided to the distributor network.

The "Subscription revenue" metric presented on pages 178-179 of the Form F-4 is an extract from the financial statements and is presented net of margins and discounts.

Fiscal year 2014 Compared to Fiscal year 2013, page 169

37.	We note your subscription revenue increased significantly between the 2014 fiscal year and the 2013 fiscal year, primary as a result of an increase in the total number of gross subscribers and an increase in ARPU. As such, please expand your analysis to explain the underlying reason for the increase in subscribers and ARPU. Also, quantify what portion of the increase was due to volume versus price increases.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

Response: The Company has revised the Form F-4 on page 180 to provide the requested information.

38.	We note your statement that, “other income increased by 379.44% to Rs.17.26 million for the fiscal year 2014 from Rs.3.60 million for the fiscal year 2013, as a result of an increase in liabilities/provisions no longer written back which represented Rs.15.41 million for the fiscal year 2014 as compared to Rs.2.52 million for the fiscal year 2013 as a result of greater recoveries of advances to subscribers whose subscriptions were expiring through subsequent recharges.” Please explain these liabilities / provisions and how your accounting for them. Refer to your basis in accounting literature.

Response: The Company has revised the Form F-4 on page 181 to provide the requested information.

Administrative and Other Expenses, page 170

39.	We note that you transitioned from a service franchisee model to providing customer service through direct service centers. In this regard, please explain to us both models and your accounting for each model. Tell us how you accounted for the transition to the new model. Also, in addition to disclosing the effect on rent expense, disclose other material effects to your financial statements as a result of this transition.

Response: Under the service franchisee model, third party contractors provide customer support services to the Company on a fixed fee basis as stipulated in an agreement. The Company had entered into such an agreement with third party contractors for installation work and service and repairs. The Company pays these third party contractor fees at an agreed contractual rate. The payments made to the third party contractors are shown under "Operating Expenses" as “Installation and service expenses” (See Note 9 of the financial statement).

Under the direct service center model, the Company operates its own customer service and support centers and contracts with third parties for the provision of persons to staff these service centers. The Company incurs expenses including rent, electricity expenses, communication expenses and certain administrative expenses, in addition to third party contract employee fees. These expenses are shown under "Administrative and other expenses" as “Rent”, “Power and Fuel”, “Communication Expenses” and “Office and General Expenses” (See Note 11 of the financial statements). The third party contract employee are accounted as “Installation and Service Charges” as shown under schedule No. 9 of “Operating Expenses” of the financial statement.

Currently the Company uses both models for its operations and intends to open more direct service centers to ensure higher quality and timely provision of support services to its customers.

The accounting would be treated as per the paragraphs above. There were no transition expenses other than as noted above.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

The Company stated on page 181 of the Form F-4 that its rent cost, which forms part of the Administrative and Other Expenses, increased due to the transition from a service franchisee model to a direct service center model, this was offset by a decrease in installation and service expenses resulting in no major impact with respect to the transition. The increase in the other expenses were not material.

Financial Condition, Liquidity and Sources of Capital, page 171

40.	Please provide prominent disclosure, in the opening paragraphs of your Financial Conditions, Liquidity and Sources of Capital section of your MD&A, regarding your auditors going concern opinion, your debt defaults, and your ability to meet short term and long terms liquidity needs. This discussion should be detailed, specifying why your debt is in default and how you plan to improve your liquidity outlook in the future.

Response: The Company has revised the Form F-4 on page 182 to provide the requested information.

41.	Your discussion of net cash provided by operating activities does not appear to contribute substantively to an understanding of your historical cash flows. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should include a discussion of the underlying reasons for changes in working capital accounts that affect operating cash flows.

Response: The Company has revised the Form F-4 on page 182 to provide the requested information.

Contractual Obligations, page 172

42.	You state that the contractual obligations "table does not include payments required to be made in future under the terms of Videocon d2h’s Ku-Band Lease Agreement, contracts for provision of programming content or lease rental amounts. The table below also does not include payments to be made to content providers as these will depend on the number of subscribers from time to time." We also note that interest appears to not be included in your contractual obligations table. Since these payments are material to your cash flows, it appears you should include the scheduled and/or expected payments in the table. Please revise accordingly and if you continue to omit, explain to us how they are variable and therefore the future obligation is unknown to management.

Response: The Company has revised the contractual obligations table on page 184 to include the requested information.

Indebtedness, page 173

43.	You state that you regularly experience delays in payment under your indebtedness. Please disclose why you experience these delays in payment and the specific amount of debt payment considered late as of March 31, 2004 and the date of your latest amendment.

Response: The Company has revised the Form F-4 on pages 184-185 to provide the requested information.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

44.	You disclose on page 173 that your debt covenants require you to maintain certain security margins and financial ratios. Given the going concern audit opinion and delays in debt payments, please disclose the terms of your debt covenants, how close you have come to meeting or failing these covenants in the past, and how you plan to meet your debt covenants in the future.

Response: The Company has revised the Form F-4 on page 186 to provide the requested information.

Compensation of Directors and Executive Officers, page 195

45.	Supplementally advise, with a view to disclosure, whether Videocon d2h is required to disclose, or otherwise has disclosed, the annual compensation of its executive officers and directors on an individual basis in India for its most recently completed fiscal year. See Form 20-F Item 6.B., as referenced in Form F-4 Item 18(a)(7)(ii).

Response: The Indian Companies Act and accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”) (in accordance with which the financial statements of an Indian company are required to be prepared) do not require disclosure of the annual compensation of its executive officers and directors on an individual basis, except in the following cases:

(i)	Compensation paid to each such employee whose compensation exceeds certain threshold limits is required to be disclosed in a report of the board of directors of the company (“Board Report”), which is annexed to such company’s annual financial statements placed before its shareholders for approval; and

(ii)	Transactions (including payment of compensation) with key management personnel or directors (as identified in accordance with the provisions of accounting standard 18 issued by the ICAI, relating to related party disclosures), including details of compensation paid to each such key management personnel.

In accordance with these requirements, the Company has, in the Board Report disclosed remuneration paid in fiscal 2014 to Mr. Anil Khera (Chief Executive Officer), Mr. Rohit Jain (Deputy Chief Executive Officer) and Mr. Himanshu Patil (Chief Operating Officer), whose remuneration exceeded the prescribed thresholds. Further, the statement of related party transactions forming part of the Company’s financial statements for fiscal 2014 included disclosure of compensation paid during the year to Mr. Anil Khera (identified as the only key management personnel in terms of accounting standard 18). None of the Company’s directors were paid any compensation in fiscal 2014 (except sitting fees for attending board meetings), therefore, no disclosure was made in this respect.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

Notwithstanding the above, a company proposing an initial public offering of its equity shares in order to list on a recognized stock exchange in India, is required to comply with certain disclosure requirements prescribed under the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended (“SEBI ICDR Regulations”) and file a draft offer document with SEBI, which is made available in the public domain. One such disclosure requirement requires the issuer company to disclose, on an individual basis, compensation or other benefits paid to its directors and ‘key managerial personnel’ (as defined under the SEBI ICDR Regulations, and which definition differs from that of ‘key management personnel’ as prescribed under accounting standard 18 issued by the ICAI) in the last completed financial year.

Since the Company was proposing to undertake an initial public offering in India, pursuant to which it filed a draft offer document dated September 29, 2014 with SEBI, such offer document disclosed the compensation paid to each of its directors (including sitting fees) and ‘key managerial personnel’ (identified in terms of the definition prescribed under the SEBI ICDR Regulations) in fiscal 2014. Such ‘key managerial personnel included Mr. Anil Khera, Mr. Rohit Jain, Mr. Himanshu Patil, Mr. Avanti Kanthaliya, Mr. Siddharth Kabra and Ms. Amruta Karkare.

However, such disclosure of compensation paid to each of its directors and ‘key managerial personnel’, on an individual basis, was made by the Company in its draft offer document filed with SEBI to comply with disclosure requirements that are applicable only in connection with a proposed securities offering in India and are not otherwise applicable to companies in general (except to the extent stated above under points (i) and (ii)).

Beneficial Ownership of Securities, page 234

46.	Provide the number of Videocon d2h’s U.S. record holders and the percentage of its equity shares held by them. See Form 20-F Item 7.A, as referenced in the instruction to Item 18(a)(5) of Form F-4.

Response: The Company has revised the Form F-4 on page 246 to indicate that as of the record date for the special meeting of stockholders of Silver Eagle, Videocon d2h did not have any U.S. record holders of its equity shares.

Where You Can Find More Information, page 247

47.	Disclose, if true, that as a foreign private issuer, Videocon d2h will file its Exchange Act annual report on Form 20-F with the Commission by a date no later than 120 days following its fiscal year end.

Response: The Company has revised the Form F-4 on page 259 to indicate that it will file its Exchange Act annual report on Form 20-F with the Commission by a date no later than 120 days following its fiscal year end.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

Independent Auditor’s Report, page F-2

48.	We note that your auditor's report states that the audit was conducted "in accordance with auditing standards generally accepted in the United States of America." If true, please ask your auditor to revise their report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please refer to Auditing Standard No.

Response: The auditor’s report has reflected the change to state that the audit was conducted in accordance with the standards of Public Company Accounting Oversight Board (United States) on page F-2 of the Form F-4.

Videocon d2h Limited — Financial Statements

Income Statement, page F-4

49.	Please tell us why you believe it is appropriate to present EBITDA on the face of your Income Statement. Refer to your basis in accounting literature.

Response: IAS 1 states: “because the effects of an entity’s various activities, transactions and other events differ in frequency, potential for gain or loss and predictability, disclosing the components of financial performance assists users in understanding the financial performance achieved and in making projections of future financial performance” (IAS 1 para 86). As with the statement of financial position, additional line items, headings and sub-totals should be shown on the face of the statement of comprehensive income when such presentation is relevant to understanding the entity’s financial performance (IAS 1 para 85). Relevance is one of the qualitative characteristics of useful financial information in the IASB Framework which states: “Relevant financial information is capable of making a difference in the decisions made by users. Information may be capable of making a difference in a decision even if some users choose not to take advantage of it or are already aware of it from other sources” (Framework para QC6).

Considering, the above paragraph of IAS 1, which requires voluntary disclosure of information or line items which could be relevant in analysing the financial statements and position in more effective manner, the Company has presented EBITDA on face of the Income Statement, as we believe that EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that we exclude in EBITDA, and that EBITDA enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

In addition, the EBITDA presentation would also be helpful for investor considering the nature of this industry.

Notes to the Financial Statements for the year ended March 31, 2014, page F-8

Larry Spirgel

Division of Corporation Finance

February 4, 2015

50.	Please tell us how you considered the fair value disclosure requirements in paragraphs 91-99 of IFRS 13 and/or revise accordingly.

Response: Paragraph 91 of IFRS 13 states that:

“An entity shall disclose information that helps users of its financial statements assess both of the following:

a.	For assets and liabilities that are measured at fair value on a recurring or non-recurring basis in the statement of financial positions after initial recognition, the valuation techniques and inputs used to develop those measurement.

b.	For recurring fair value measurements using significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income for the period”

In accordance with the above, the Company based its fair value disclosure for its assets and liabilities on the following manner;

1.	Currently, the Company does not have any investment and as such fair value disclosure on investments is not applicable;

2.	the Company’s long term borrowings and liabilities are stated at amortized cost; and

3.	the Company’s property, plant and equipment are accounted for on the cost basis.

4. Significant accounting policies, page F-9

51.	Please disclose how you account for content and programming costs. If significant estimates are used in your method of accounting for programming costs and / or its impairment, please disclose those estimates and assumptions in your critical accounting estimates.

Response: The content and programming costs are based on actual invoices the Company receives from content providers. The invoices are based on either fixed fees or based upon the average number of subscribers during the month. Since the broadcasters issue invoices for content and programming fees on a monthly actual basis no significant estimations or assumptions are used in accounting for content and programming costs.

Accordingly, the Company does not believe it is appropriate to include any additional disclosures in the financial statements.

4.3 Impairment of assets Property, plant and equipment and intangible assets, page F-11

52.	You state that, “If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.” In this regard, to help investors understand your accounting policy, please specifically disclose whether you use the cost model or the revaluation model for each class of property, plant and equipment. We refer you to paragraph 29 of IAS 16. If you do use the revaluation model, please provide disclosure in accordance with paragraph 77 of IAS 16.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

Response: The Company uses the cost model for each class of property, plant & equipment.

Particularly, for assets at the Company’s premises or in possession of the Company are tested for impairment and considering the revenue generating capacity and balance useful life, the Company determines that future profits will be sufficient to cover the written down value of these assets and hence no provision is required.

Consumer premises equipment is in in customers’ possession in order to provide DTH services. Particularly for consumer premises equipment which comprises of 85% of Videocon d2h's total Property, Plant & Equipment, the Company determines the number of subscribers who are not paying for their subscription charges. The Company provides for impairment on these assets on a cost basis.

4.4 Revenue, page F-11

53.	We note your discussion on 149 where you state, “As of September 30, 2014, Videocon d2h had over 2,800 distributors and direct dealers, and over 150,000 sub-dealers and recharge counters.” In this regard, please tell us in detail how the relationship between the distributors, direct dealer, sub-dealers, the end-subscribers, and yourself works. Disclose your revenue recognition as it relates to each distribution model.

Response: The Company collectively describes its distributors, direct dealers and sub- dealers as the Company's distribution network. The Company enters into contractual agreements with its distributors to distribute our product and services. The distributors, sub-contract with the direct dealers and/or sub-dealers to retail our product and services. Ultimately the end-subscribers interact with retailers for the purpose of obtaining the Company’s product and services.

There is no difference in revenue recognition with respect to our distribution network as it forms a part of our distribution model. Any amounts received from distributors, dealers or sub- dealers (as the case may be) remain as liability under the head “Income Received in Advance” in the financial statements. The revenue in the Company’s books of accounts is recognized only upon the completion of activation by a customer, installation of set top boxes at end-subscribers’ premises. Subscription revenue is also recognized after providing the services to the subscriber.

Accordingly, the Company believes that no further disclosure is required in the financial statements. See also response to Comment 54 below.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

54.	We note your statement on page 150 that, “Videocon d2h operates on a prepaid model, to both distributors and, eventually, subscribers. Distributors pay in advance for subscription recharge and DTH connections.” Please disclose your revenue recognition policy as it relates to recharges and the prepaid model. Describe how the distributor(s) affect your revenue recognition policy as it relates to the recharges and the prepaid model.

Response: Recharge is the mode of collection of money from the subscriber through the distribution network of the Company. The sale of recharge to a subscriber does not amount to revenue for the Company. The Company works on a prepaid model, i.e. the subscribers would be able to view the services as provided by the Company only if there is a credit balance in his subscription account maintained with the Company. As the recharge is the simple mode of collection and not revenue in itself it does not require any accounting policy for the same on page F-11 under. 4.4 “Revenue Recognition Policy”

The recharges are distributed to subscribers through the Company’s distribution network. The Company received in advance from distributors or direct dealers for recharge balances available for distribution to end-subscribers. The subscribers buy the recharge balance from the distribution network and recharge their DTH account with the Company.

Until actual services are rendered by the Company to subscribers, these balances remain as liabilities under the item “Income Received in Advance” in the financial statements of the Company. The Company debits the Daily Burn Rate based on the package selected by the end-subscriber which gets accumulated over a period of a month or over a period of service whichever is less and the same is then accounted at the end of the month. The revenue is recognized once the services are rendered by the Company to end-subscribers. The unutilized balance of recharge represents the prepaid balance of end-subscribers.

For example, a subscriber has selected a package which is available at Rs. 300 per month, the burning rate is calculated at Rs. 10/- per day (i.e. 300/30 days of the month). This subscriber had recharged his account on January 1, 2015, from the very day the subscriber's account would be debited by Rs. 10 per day. At the end of the month, since the Company had provided him the services for 30 days, we would recognize it as revenue of Rs. 300.

55.	You state that, “Revenue and Expenditure on account of Free Commercial Time (FCT) granted by the broadcaster/s is recognized as and when same is utilized.” Please tell us more information about “Free Commercial Time,” and how it works. Tell us how revenue and expenses are affected by “Free Commercial Time.”

Response: Free Commercial Time (FCT) is commercial time given by broadcasters to display the Company’s advertisement on the channels of broadcasters in exchange for placement of its channel on the Company’s platform.

The Company recognizes as expenses the fair value of advertisement run on a broadcaster’s channel and at the same time books an equal amount in its revenue.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

For example, the fair value of running an advertisement on broadcaster’s channel amounts to Rs. 100. The Company would account for the Rs. 100 as advertisement expenses and Rs. 100 as revenue towards placement of broadcaster’s channel i.e. carriage revenue.

14. Taxation, page F-21

56.	We note that you have a net deferred tax asset of Rs. 6,505 million as of March 31, 2014. Given that you have been in a net loss position for the last two years, please disclose in your critical accounting policies why you believe that it is more likely than not that you will be able to realize your deferred tax assets in future periods.

Response: Please refer to Response 35 of this response letter.

22. Borrowings, page F-27

57.	We note that you have not complied with certain terms and conditions and covenants of your loan agreements. Please disclose the terms and conditions of your covenants. Disclose the specific covenants breached in your loan agreements. Also, tell us in detail why you believe you have an unconditional right to defer these loan settlements for at least twelve months. Please refer to paragraph’s 74 and 75 of IAS

Response: The Company has revised the Form F-4 to expand the description of the covenants to which it is subject to and the status of compliance with the respective covenants. See pages F-26 - F-28 of the Form F-4 for information.

Response: As per IAS 1 Para 74 and 75, if there is any breach of the provision of a long-term loan arrangements on or before the end of the reporting period with the effect that the liability becomes payable on demand, if classifies the liability as current, even if the lender agreed, after the reporting period and before the authorization of the financial statement for issue, not to demand payment as a consequence to breach. However, an entity classified the liability as non-current if the lender agreed by the end of the reporting period to provide a period of grace ending at least twelve months after the reporting period, within which the entity can rectify the breach and during which the lender cannot demand immediate repayment.

Our treating such loans payable after twelve month as non-current liabilities are:

i.	That the loan agreements stipulates for notice to the Company for enforcing acceleration of payment of loan amount if lenders wishes to do so;

ii.	The Company has not received any such acceleration notice from lenders;

iii.	There have been incidences in the past, of delayed debt servicing, which have been duly regularized; and

iv.	as mentioned in our responses to question 40 and 43, we expect the liquidity and financial position of the company to improve, thereby ensuring meeting the debt covenants in future.

Larry Spirgel

Division of Corporation Finance

February 4, 2015

Considering these facts and banking practices in India, the company believes it more appropriate to classify the loan amount payable after twelve months as noncurrent liability.

28. Related Party, page F-33

58.	We note that related party entities, such as Videocon Group and their affiliates, do not appear in your list of related parties. In this regard, tell us how you considered IAS 24 and revise accordingly.

Response: The related parties appearing in the Company’s financial statements have been identified in accordance with the provisions of IAS 24. Accordingly, entities forming part of the Videocon Group that do not qualify as related parties in terms of the criteria prescribed under IAS 24, do not appear in the list of related parties.

Set out below for reference are the parameters of the definition of related party, as prescribed under IAS 24, along with corresponding confirmations on whether each of these parameters is satisfied vis-à-vis the relationship between the Company and each of the Videocon Group entities referred to on pages 252 -254 of the Form F-4.

International Accounting Standard 24 "Related Party"	Condition complied in respect of Videocon Industries Limited (Yes /No / NA)	Condition complied in respect of other group entities of Videocon d2h (Yes /No / NA)
A related party is a person or entity that is related to the entity that is preparing its financial statements (in this Standard referred to as the ‘reporting entity’).
(a) A person or a close member of that person’s family is related to a reporting entity if that person:
(i) has control or joint control over the reporting entity;”	NA	NA
(ii) has significant influence over the reporting entity; or	NA	NA
(iii) is a member of the key management personnel of the reporting entity or of a parent of the reporting entity.	NA	NA
(b) An entity is related to a reporting entity if any of the following conditions applies:
(i) The entity and the reporting entity are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).	No	No
(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).	No	No
(iii) Both entities are joint ventures of the same third party.	No	No
(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.	No	No
(v) The entity is a post-employment benefit plan for the benefit of employees of either the reporting entity or an entity related to the reporting entity. If the reporting entity is itself such a plan, the sponsoring employers are also related to the reporting entity.	No	No
(vi) The entity is controlled or jointly controlled by a person identified in (a).	NA	NA
(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).	NA	NA

Larry Spirgel

Division of Corporation Finance

February 4, 2015

NA = Not Applicable

Since none of the Videocon Group entities (mentioned on pages 252 - 254 of the Form F-4) qualify as related parties within the definition prescribed under IAS 24, as explained above, such entities do not appear in the list of related parties included in the Company’s financial statements.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the comments of the Staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses in this letter, kindly contact the undersigned at (+91 22) 4255 5000 or via email at sdhoot@videoconmail.com.

Very truly yours,

/s/ Saurabh Pradipkumar Dhoot

Saurabh Pradipkumar Dhoot

Executive Director

Annex A

MPA MEDIA PARTNERS ASIA

INDIAN DTH MARKET OVERVIEW – KEY DYNAMICS & FUTURE OUTLOOK 2014

India DTH Market Overview – Key Dynamics & Future Outlook 2014 2

TABLE OF CONTENTS

1. EXECUTIVE SUMMARY ____ 5

2. INDUSTRY OVERVIEW ____ 20

3. COMPETITIVE ANALYSIS OF THE DTH INDUSTRY ____ 27

4. OPERATOR PROFILE AND SWOT ANALYSIS ____ 38

5A. APPENDIX - Comparison of India with GLobal Pay-TV Markets _ 44

5B. APPENDIX - Current and Future Economics of Cable & DTH Industry in India ____ 49

5C. APPENDIX - Other Industry Stats ____ 56

ABOUT MPA ____ 58

Exchange rate of US$1 = Rs.58.6
Note: '2013' or 'CY2013' suggests Calendar Year 2013. FY2013 suggests Financial Year 2013.

CONTRIBUTORS

Vivek Couto | Director
vivek@media-partners-asia.com

Adrian Tong | Analyst
adrian@media-partners-asia.com

Aravind Venugopal | Analyst
aravind@media-partners-asia.com

Jambi Reyes | Analyst
jambi@media-partners-asia.com

Mihir Shah | VP India
mihir@media-partners-asia.com

Milan Ashar | Analyst
milan@media-partners-asia.com

Stephen Laslocky | Analyst
steve@media-partners-asia.com

Prashant Pankaj | Senior Designer
prashant@media-partners-asia.com

CLIENTS / SALES

Lavina Bhojwani | Client Services Manager
lavina@media-partners-asia.com

Reagan Chan | VP B.D.
reagan@media-partners-asia.com

DIRECTORS

Vivek Couto | Executive Director
vivek@media-partners-asia.com

Rupert Wilkinson | Executive Director
rupert@media-partners-asia.com

India DTH Market Overview – Key Dynamics & Future Outlook 2014 3

LIST OF EXHIBITS

Exhibit 1: India - Historical Trend and Forecast of Revenue Generated by Various Segments of M&E (in Rs bil.) 7
Exhibit 2: India – % Revenue Contribution by Various Media Industry Components 8
Exhibit 3: Current Digitization Deadlines and Expected Households to be Digitalized 9
Exhibit 4: DTH to Catch up in Later Phases 11
Exhibit 5: India's GDP per Capita - Historical & Forecast 14
Exhibit 6: TV Penetration in India Still Lowest Amongst its Peers 17
Exhibit 7: Expected Increase in India's TV and C&S Penetration 17
Exhibit 8: Pay TV Subscribers Base Across Category 18
Exhibit 9: Monthly ARPU Comparison Across Global Markets (2013) 19
Exhibit 10: Outlook on ARPUs for Major Television Platforms in India (Rs/mo) 19
Exhibit 11: India Flat Panel Versus CRT TV Sales 20
Exhibit 12: Base Pack Price Trend for the Industry 21
Exhibit 13: FVP Trend For Base Pack in ROI Markets 21
Exhibit 14: Entry Price Trend Across SD and HD Connections 21
Exhibit 15: Forecast for Gross and Active DTH Subscribers 23
Exhibit 16: HD Penetration and Channel Offerings by Major Global Operators 23
Exhibit 17: Operator Share of Gross Subs 25
Exhibit 18: Operator Share of Yearly Gross Subscriber Additions 25
Exhibit 19: Operator Share of Active subs 25
Exhibit 20: Operator Share of Yearly Active Subscriber Additions 25
Exhibit 21: Trends in Net Subs of Listed Peers 26
Exhibit 22: Net Active Additions by Global Players 26
Exhibit 23: Satellite Capacity at a Glance 28
Exhibit 24: Number of Linear Channels & Services Per Operator 28
Exhibit 25: Operator STB Features 29
Exhibit 26: A Comparison of Basic, Medium and Premium Tiers 30
Exhibit 27: More Than 20% of DTH Subs Will Have HD by 2023 31

India DTH Market Overview – Key Dynamics & Future Outlook 2014 4

Exhibit 28: Number of True HD Channels per Operator 32
Exhibit 29: Sales & Services Back-End Infrastructure 34
Exhibit 30: Major Disputes between Distribution Network and Broadcaster since FY13 Till Date 36
Exhibit 31: Channels Which Aired First on D2h 37
Exhibit 32: Digitalisation Impact on Market Consolidation 44
Exhibit 33: Future Outlook on India's Pay-TV Market 44
Exhibit 34: Television Market: Macro Indicators 45
Exhibit 35: Share of Cable Broadband is Lower in India vs. USA & UK 45
Exhibit 36: India's Monthly ARPU Comparision Verus Other Countries 2013 45
Exhibit 37: Analysis of Pay-TV ARPU and Penetration Dynamics in Asia Pacific (2013) 46
Exhibit 38: Comparison of Basic Tier Offering in Emerging Markets 47
Exhibit 39: India's Pay-TV Platform Mix Lies Between US & UK 48
Exhibit 40: Business Model: DTH & Cable 49
Exhibit 41: Key KPIs of Major cable MSOs in India 49
Exhibit 42: Break-up of Subscription Revenue: DTH & Cable 50
Exhibit 43: DTH Pay-back Period 50
Exhibit 44: Outlook for India DTH HD ARPU 51
Exhibit 45: Future 10-Year Growth in the Marketplace 51
Exhibit 46: Opportunity for Alternative Platforms 52
Exhibit 47: Potential Disruptors 53
Exhibit 48: Future Outlook - Cable 54
Exhibit 49: MSOs Need to Infuse Capital to Offer Digital and Bundled Services 55
Exhibit 50: Net Content Cost of Cable & DTH in CY2013 (US$ mil.) 55
Exhibit 51: Packwise Comparison of Channel Offerings by DTH and Cable (Digital and Analog) 56
Exhibit 52: Monthly Spend by a Typical Indian Household 56
Exhibit 53: Distribution Spread of India 57
Exhibit 54: Videocon d2h: Direct Service Network 57

India DTH Market Overview – Key Dynamics & Future Outlook 2014 5

1. EXECUTIVE SUMMARY

Digital TV (DTV) has started to gain widespread acceptance across consumer households in India, driven largely by the growth of direct-to-home (DTH) satellite pay-TV platforms. Data from Media Partners Asia (MPA) indicates that DTV penetration, including digital cable and digital free and pay DTH platforms, has grown from less than 1% in 2006 to 46% as of December 31, 2013. The six DTH pay-TV operators in the market have in aggregate contributed to 23% penetration as of December 31, 2013, providing a level of market leadership due to superior capitalization and a stronger consumer focus built around product strength and innovation, including tiering, HDTV and DVR services.

MPA forecasts indicate that the active DTH subscriber base (i.e. paying customers only) will grow from 37 mil. in 2013 to 60 mil. by 2018, and 70 mil. in 2023. This implies a 39% share of the overall market by 2023, and a 56% share of the digital pay-TV market. DTH operators have been working together to improve the overall economics for the business by reducing the amount of free viewing offered to new subscribers and recalculating the incentives dealers receive for renewing subscriptions. ARPU growth will be partially limited as DTH expands nationally, with low-income homes coming into the mix, although we also see a greater contribution from high-ARPU HD subs. HD represented 6.9% of the total active DTH base in 2013; we expect this to grow to 16.1% by 2018, and to 20.1% by 2023. MPA sees total DTH ARPUs expanding from US$4.0 per month in 2013 to US$5.7 by 2018. Key market trends going forward include:

- **Rational focus.** Operators are increasingly focused on growing profits as opposed to solely increasing volume, often at the expense of profitability. As a result, operators have increased their basic prices, while at the same time reducing the trade margin arbitrage by Rs200-250 to minimize rotational churn. Although subscriber additions post Oct. 2011 have experienced some slowdown, we believe that both the quality of subscribers and ARPUs will continue to improve going forward.

- **DTV mandate.** The implementation of mandatory cable digitalization by the government will be an important catalyst for growth in the DTH sector. DTH operators are relatively well positioned due to the strength of their B2C businesses (as opposed to B2B approaches amongst cable MSOs) and their experience and investment in tiering, subscriber management & billing, and sales & marketing. In addition, as part of its reforms, the government has now permitted international companies to own up to 74% of cable and DTH platforms. However, there are various regulations coming into play limiting vertical integration ownership in DTH platforms though various corporate structures could provide a reasonable solution.

- **HD penetration.** We expect HD penetration to grow significantly in the future, rising from less than 7% of active DTH subs currently to over 20% by 2020. Our estimates are based on benchmarks in the US, UK, Latin America and Southeast Asia. In the UK, incumbent DTH operator BSkyB currently has more than 50% of its subscriber base adopting HD. Closer to home, Malaysia's Astro has also

India DTH Market Overview – Key Dynamics & Future Outlook 2014 6

demonstrated laudable rates with 49% penetration at present on its DTH platform. An increase in HD channel offering is critical for growth in HD penetration. Amongst mature operators, HD penetration typically maxes at around 65%.

- **Upside capped by tax and regulation:** A ~30% drain of gross DTH subscription revenues – comprising a 12% service tax, 8-10% entertainment tax and a 10% license fee – continues to hamper the DTH industry's ability to improve profitability. Although industry stakeholders are lobbying the government to change the license fee terms and make deductions based on adjusted gross revenue, these are yet to be finalized. In addition, there are significant spectrum issues resulting from the absence of an open skies policy. Such a policy would allow DTH operators to directly source transponder capacity from foreign satellite operators, as opposed to the current system of going through the Indian Space Research Organization's (ISRO's) commercial arm Antrix. This cause significant delays, which leads to capacity shortage.

- **Consumer proposition, technology key to future subscriber additions:** Ramping up subscriber additions as analog cable subscribers turn to digital will largely depend on the consumer proposition offered by the DTH and cable operators. Gaining an increased share of new subscribers will hinge on designing and marketing innovative and simple packaging structures, bearing in mind that analog cable subscribers are used to an all-you-can-eat single package structure. Technology will also be key, as compression standards and middleware deployed by operators will play a crucial role, though not immediately visible, in differentiating service offerings and providing HD and value added services (VAS).

India DTH Market Overview – Key Dynamics & Future Outlook 2014 7

In 2013, the Indian Media & Entertainment ("M&E") sector continued to generate robust growth. As of December 31, 2013, the M&E sector generated revenues of Rs933.6 bil. Pay-TV industry revenues were driven by the digitalization mandate which has led to improved subscriber quality and higher ARPUs. Increasing readership of local and regional newspapers proved to be the main catalyst for the Indian print media industry, which continues to outperform its global peers. Box-office collections of movies also improved as tier-2 and tier-3 cities witnessed an increase in the number of multiplexes and movie-screens. While the size of the music industry fell, the radio industry outperformed with advertisers seeking improvement in their local reach. Rising penetration of internet/broadband and smart phones provided the impetus for the gaming and digital advertising sub-sectors. Going forward, the M&E industry is expected to experience even higher growth as the pay-TV industry reaps the benefits of digitalization of Phase III and IV and is supported by the growth in regional print and increased proliferation of new media.

Exhibit 1: India - Historical Trend and Forecast of Revenue Generated by Various Segments of M&E (in Rs bil.)

Particulars	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	CAGR 2008-12	CAGR 2012-18
Television	253.9	284.4	330.1	370.0	401.8	432.7	479.9	537.1	602.6	664.8	720.7	12.2%	10.2%
Subscription Revenue	170.7	196.3	224.4	254.5	280.3	300.2	334.6	375.4	423.7	467.8	505.8	13.2%	10.3%
Advertisement Revenue	83.1	88.1	105.7	115.5	121.5	132.4	145.3	161.7	179.0	197.0	214.9	10.0%	10.0%
Print	172.0	175.2	192.9	208.8	224.1	243.1	264.0	287.0	313.0	343.0	374.0	6.8%	8.9%
Film	104.4	89.3	83.3	92.9	112.4	125.3	138.0	158.3	181.3	200.0	219.8	1.9%	11.8%
Radio	8.4	8.3	10.0	11.5	12.7	14.6	16.6	19.0	23.0	27.8	33.6	10.9%	17.6%
Music	7.4	7.8	8.6	9.0	10.6	9.6	10.1	11.3	13.2	15.1	17.8	9.4%	9.0%
OOH	16.1	13.7	16.5	17.8	18.2	19.3	21.2	23.1	25.2	27.5	30.0	3.1%	8.7%
Animation and VFX	17.5	20.1	23.7	31.0	35.3	39.7	45.0	51.7	60.0	70.2	82.9	19.2%	15.3%
Gaming	7.0	8.0	10.0	13.0	15.3	19.2	23.5	28.0	32.3	36.1	40.6	21.6%	17.7%
Digital Advertising	6.0	8.0	10.0	15.4	21.7	30.1	41.2	55.1	69.7	88.1	102.2	37.9%	29.5%
Overall M&E Industry	**592.7**	**614.8**	**685.1**	**769.4**	**852.1**	**933.6**	**1,039.5**	**1,170.6**	**1,320.3**	**1,472.6**	**1,621.6**	**9.5%**	**11.3%**

Source: MPA, FICCI-KPMG

India DTH Market Overview – Key Dynamics & Future Outlook 2014 8

Exhibit 2: India – % Revenue Contribution by Various Media Industry Components

2%
2%
1%
2%
4%
4%
13%
46%
26%
2014
Advertisement Revenue 30%
70% Subscription Revenue
Television
Print
Film
Radio
Music
OOH
Animation and VFX
Gaming
Digital Advertising
3%
2%
1%
2%
5%
6%
14%
44%
23%
2018
Advertisement Revenue 30%
70% Subscription Revenue

Source: MPA, FICCI-KPMG

India DTH Market Overview – Key Dynamics & Future Outlook 2014 9

Key television industry drivers include:

- **DAS vs CAS.** Unlike DAS, India's two previous efforts at digitalization of Cable TV were unsuccessful. In 2003, Conditional Access System (CAS) was made mandatory for the four metros. While it was successful in Chennai, the move got derailed in other metros. Similarly, in 2007, CAS was intended to be implemented in notified areas of Delhi, Mumbai and Kolkata. However, penetration levels failed to meet expectations. In contrast, the DAS mandate experienced unprecedented success as it was driven by a change in market dynamics, positive regulatory developments and most importantly, found consensus amongst industry stakeholders.

- **Advantages and growth of DTH.** In 2007, consumers had limited exposure to the benefits of digital TV. Digital TV penetration of total TV homes in the country was 3% in 2007, but has since grown to 40% in 2013, driven primarily by a 37 mil. aggregate active subscriber base across six direct-to-home (DTH) satellite pay-TV platforms. The growth of DTH has provided consumers not only with choice but also quality through improved viewing experience, more channels and new services such as HDTV, pay-per-view (PPV) and digital video recorders (DVRs). At the same time, DTH operators have worked closely with broadcasters to program and retail attractive packages of channels at competitive prices with tiered and a-la-carte options. DTH operators have benefited through subscriber growth and, more recently, improved ARPUs while broadcasters have gained through subscription revenues as DTH operators spent a combined ~US$560 mil. on pay-TV content in 2013.

- **Digitalization.** A notable driver of TV industry value has been the advent of digital TV services, spurred largely by a well-organized and highly competitive DTH industry, which launched with Dish TV in 2005. With over 64 mil. gross and 37 mil. active/ paying subscribers at end 2013, DTH subscription revenues accounted for 33.5% of total pay-TV subscription revenues generated in India, and 23.5% of total TV industry revenues. Digital TV penetration in India is also set to receive a significant fillip on account of a government mandated cable digitalization process,

Exhibit 3: Current Digitization Deadlines and Expected Households to be Digitalized

Phase	Area	Implementation Date	No. of Cities	No. of Analog Cable Homes (mil.)	No. of Digital Homes (mil.)
Phase I	Four metros - Delhi, Mumbai, Kolkata and Chennai	30-Oct-12	4	-	13.5
Phase II	In all the cities having population over one million	31-Mar-13	38	-	17.3
Phase III	In all other urban areas (municipal corporations/ municipalities) across the country	31-Dec-15	n/a	75.6	34.4
Phase IV	Rest of India	31-Dec-16	n/a		

Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014 10

which accelerated post November 1, 2012. Phases I and II which consisted of three metros and 38 tier-I cities are largely complete and analogue cable services have been terminated. Phase III and IV will be rolled out by end-2015 and end-2016, respectively and will comprise of all other regions in the country.

In November, 2012, DAS Phase I was successfully implemented, although rollout experienced early hiccups with opposition from some LCO groups and local political parties. Despite conflicting opinion from certain pockets of the industry, Phase I rollout was reasonably successful in three out of four metros, particularly in Mumbai and Delhi and even in Kolkata, albeit with some delay. As per MPA's estimates, the top five MSOs deployed a little over 9 mil. STBs in Phase I markets. However these are gross subs and the platform is yet to test its initial churn numbers. Net-ARPUs to MSOs have started to see improvement as operators implement gross billing and roll out packages.

- **Outlook for 2014.** Nearly all areas under DAS Phases I and II have been digitalized. Phases I and II of DAS accounted for 22 mil. digital cable homes as of December 31, 2013 with the top five cable multi system operators (MSOs) accounting for more than 90% share. MSOs have already started to rollout gross and package-wise billing in Phase I markets of Mumbai and Delhi. The same will get implemented across Phase II markets later this year. This will help boost the MSO share of net ARPU, while also improving operating cash flow. Packaging will also allow operators to push premium HD services. Although DTH could not make major inroads into the first two phases of DAS, the platform is expected to have a much more significant role in Phases III and IV leveraging on its vast distribution network.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 11

Exhibit 4: DTH to Catch up in Later Phases

Subscribers (in mil.)
140
120
100
80
60
40
20
0
DTH managed to capture ~30% of the Phases I and II markets which has been a home-ground for cable operators
However, accounting for digital cable churn, DTH currently enjoys 40% share in these markets
DTH is well-poised to leverage on its vast rural distribution network to add new subscribers…
…and consolidate on the head-start that it has gained in Phases III and IV
3.5
10.0
5.3
12.0
12.3
18.5
97.0
28.4
6.0
Phase I
Phase II
Phases I & II (Current Status)
Phases III & IV
Digital Cable
DTH
Analog Cable + Terrestrial + Free Satellite

Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014 12

Over the past two years, the MSOs have successfully deployed STBs into Phase I and II areas. In addition, selected DAS markets are gradually experiencing a level of momentum in the deployment of: (1) Consumer application forms (CAF); (2) Know your customer (KYC) forms, and (3) Joint marketing from broadcasters and operators to rollout channel packages.

Over the last 24 months MSOs have seen massive STB deployment, distribution of CAF forms, Collection of KYCs, joint marketing and coming together to roll out packages - though in selected markets. As a result net ARPUs to MSOs have grown multi-fold from Rs11 per subscriber in the analog regime to Rs105 per sub currently, though this is largely restricted to Phase I markets of Mumbai and Delhi. It is at these levels of net-ARPU that the core video business for MSOs just about attains breakeven. The overall profitability of the business is still largely dependent on Carriage & Placement (C&P) income. However ARPUs for MSOs will grow as they roll out packages across markets, upsell subscribers to mid and premium tiers as also push HD.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 13

- **Digitalization and content ecosystem.** Digitalization has benefited broadcasters through better subscription revenues which in turn have been ploughed back to improve the quality of content production and delivery.

  - **Broadcasters.** Broadcasters have been the major beneficiaries of digitalization as it has resulted in improved addressability and higher yields. The revenue mix continues to be skewed in favor of advertising. However, going forward, subscription fee growth will outpace that of advertising. Improved addressability in cable and CPS-linked deals with higher consumer ARPU will be long-term growth drivers of pay-TV channel subscription revenues. Two key regulatory developments – the cap on commercial ad inventory and the unbundling of channel aggregators - will determine the future course of the industry. The regulations adversely impact the economics of smaller or standalone players. We therefore expect more industry consolidation as well as more of a level playing field between incumbents and new strategic players with deep pockets and quality content.

  - **Content production.** While production costs have escalated, digitalization continues to create new opportunities for content producers. Their focus has shifted to improving the quality of content, and targeting specific demographics through localized content and niche offerings. Owning IP rights has enabled content providers to garner scale and attain better monetization.

  - **HD Content.** Digitalization has improved addressability for broadcasters and has enabled rationalization of distribution costs. The benefits are ploughed back not only to improve the quality of content but also improve content production and transmission. Most channels in key genres like hindi GECs, movies, sports and infotainment now offer HD feed. This has helped the uptake of HD subscribers for operators, while also improving their blended yields. The next wave of growth should come from HD feeds for regional content. This has not been explored barring Sun TV in south India. Additionally, subsidized HD offerings will also act as a key differentiator for DTH players as cable is yet to roll out packages and push HD services across broader markets.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 14

- **Economic fundamentals.** India's economic growth, reflected in higher per capita incomes and an ever-increasing middle class population with greater disposable incomes, is providing a foundation for the growth of pay TV services. While the economy is still a far cry away from reaching the 8%-plus growth rates achieved in 2010 and 2011, the outcome of the 2014 elections assures political stability. The new government is expected to accelerate the pace of reform in order to achieve long-term economic growth. These reforms will help remove supply chain bottlenecks to improve physical infrastructure and accelerate urbanization; simplify the tax structure with the implementation of goods & services tax (GST); and provide more transparent mechanisms to drive strategic investments across various sectors.

  For much of the last one and a half years, the Indian economy had been stuck in a state of stagflation characterized by dwindling GDP growth, high consumer price inflation and policy paralysis. However, recent macro indicators suggest that the third largest economy in Asia might finally be turning a corner. Buoyed by impressive growth in service-oriented sectors, India's real GDP growth came in at 4.7% in Q4FY14, higher than the 4.4% growth witnessed in Q4FY13.

  The most encouraging aspect, however, was the narrowing of the current account deficit ("CAD"), which as of March 31, 2014, was US$1.2 billion, down from US$18.1 billion as of March 31, 2013. This means that CAD/GDP has fallen to 0.2% of the GDP for the fourth quarter of financial year 2014 as compared to 0.9% in the third quarter of financial year 2014. The fiscal deficit has also decreased to 4.6% of the GDP as of March 31, 2014. Furthermore, the proactive steps taken by the Reserve Bank of India ("RBI") to improve foreign capital inflows has led to foreign exchange reserves exceeding US$300 billion as of March 31, 2014. As a result, the Indian Rupee, which depreciated to an all-time low of approximately Rs. 69/US$ in August, 2013, has found stability at approximately Rs. 60/US$ as of July, 2014.

Exhibit 5: India's GDP per Capita - Historical & Forecast

70,000.0
60,000.0
50,000.0
40,000.0
30,000.0
20,000.0
10,000.0
0.0
Real GDP per capita (in Rs)
17,395
20,340
24,402
27,804
37,094
46,516
49,516
54,083
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Source: IMF, MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014 15

- **India TV distribution overview.** The industry added 5.4 mil. net new subscribers during 2013, taking the overall industry base to 135 mil., 80% penetration of TV homes, including multiple subscriptions. Much of this growth has been driven by DTH satellite, which had a 66% share of net new additions in 2013. Cable TV subscribers numbered 97.6 mil. in 2013, a 72% market share, with 27.9 mil gross digital subs.

  Phases III and IV will be critical for growth in overall digital penetration. DTH in particular will play a key role in adding net new subscribers. Without monetization, digitalization is meaningless and cable MSOs will need to ramp up billing, packaging and revenue collections in Phases I and II, a trend that began in Q1 2014.

  Increasing purchasing power will result in higher number of TV homes in India. Pay-TV penetration of TV homes will also grow at a rate with increasing incidence of multiple TV set homes. MPA projections indicate that 70% of the pay-TV market will be digitalized by 2023. The government's DAS program will be a catalyst while improved supply side factors – including healthy financial markets and investments from foreign strategic investors – will also be critical. Subscriber growth will remain strong between 2015-17 as DAS is implemented in Phases III and IV. After 2017, digital pay-TV subscriber growth will decelerate as consolidation and monetization will take priority.

Equity markets have also experienced a revival on account of the improved macro environment. During FY14, Foreign Institutional Investors (FIIs) invested a net amount of Rs797.1 bil. into Indian equities. Boosted by this increased FII interest, India's benchmark equity indices – Sensex and Nifty – created new lifetime highs. At the same time, Foreign Direct Investment (FDI) continued to exhibit robust growth. According to United Nations Conference on Trade and Development (UNCTAD), FDI flows into India grew 17% in 2013 to US$28 bil. Business confidence in India has also seen an improvement in recent months on hopes of greater political stability post the Union elections.

- **Advertising.** Improved political stability will help boost corporate advertising expenditure and buoy TV advertising in particular. MPA analysis indicates that India's TV advertising market will grow by 9.5% in 2014, improving to 11.0% growth in 2015. Pay-TV advertising expanded by 9.0% in 2013 to reach ~US$2.3 bil., equivalent to more than 40% share of the total ad market. Pay-TV advertising is projected by MPA to grow by 9.7% in 2014 and 11.3% in 2015.

- **Pay-TV.** There is growing positive sentiment in India's secondary capital markets, which should be followed by a resurgence in primary markets. This is positive for pay-TV operators in particular as they look to pool resources

India DTH Market Overview – Key Dynamics & Future Outlook 2014 16

required to digitalize the remaining ~90 mil. (analog cable + terrestrial) TV homes in India. In the meantime, operators are relieved by the Indian rupee's appreciation against the US dollar since the elections, after last year's massive depreciation. Such a trend will help reduce operator cash burn on capital expenditure imports (i.e. set-top boxes or STBs).

India DTH Market Overview – Key Dynamics & Future Outlook 2014

17

Exhibit 6: TV Penetration in India Still Lowest Amongst its Peers

120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
58.68%
61.68%
82.88%
85.70%
93.30%
97.33%
99.50%
99.50%
Indonesia
India
Philippines
Vietnam
Taiwan
China
US
UK

Source: *MPA*

Exhibit 7: Expected Increase in India's TV and C&S Penetration

(in mil.)
Penetration (in %)
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Total HHs
TV HHs
C&S HHs
TV Penetration as % of Total HHs
C&S Penetration as % of TV HHs

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Total HHs	247	255	262	270	277	284	290	296	301	306	310	314	318
TV HHs	148	155	162	169	175	181	187	192	197	202	206	211	215
C&S HHs	123	129	135	140	148	155	160	165	169	172	175	178	180
TV Penetration as % of Total HHs	60%	61%	62%	62%	63%	64%	64%	65%	66%	66%	67%	67%	68%
C&S Penetration as % of TV HHs	83%	84%	83%	83%	85%	86%	86%	86%	86%	85%	85%	84%	84%
Total C&S subscriber additions (Mil.)	10	6	5	6	8	7	5	4	4	4	3	3	2
- DTH	7	4	4	4	6	6	4	3	3	3	2	2	1
- Analog Cable	1	-8	-11	-3	-6	-4	-2	-1	-1	0	0	0	0
- Digital Cable	1	10	13	5	8	5	3	2	2	1	1	1	1

Source: *MPA*

India DTH Market Overview – Key Dynamics & Future Outlook 2014 18

Exhibit 8: Pay TV Subscribers Base Across Category

Subscribers (in mil.)
200
150
100
50
0
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
89 5 30
81 15 34
70 28 37
67 33 41
61 40 47
57 45 53
55 48 57
55 50 60
54 52 63
54 53 66
54 54 68
54 55 69
54 55 70
Analog Cable
Digital Cable
DTH

Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014 19

- **Growing ARPUs.** Although India's pay TV ARPUs continue to remain one of the lowest in the world at US$3.2, it has been showing improvement in recent years as a direct result of digitalization, smarter packaging of content and channels, and the provision of value added services such as HD and DVR. Further upside should come through rational DTH and digital cable pricing and the growth of premium pay-TV.

Exhibit 9: Monthly ARPU Comparison Across Global Markets (2013)

US$/mo.
100
90
80
70
60
50
40
30
20
10
0
3.2
4.5
4.7
8.4
9.1
10.7
10.9
16.3
90.3
93.4
India
China
Vietnam
Korea
Philippines
Thailand
Indonesia
Taiwan
UK
USA

Source: MPA

Exhibit 10: Outlook on ARPUs for Major Television Platforms in India (Rs/mo)

350
300
250
200
150
100
50
0
in Rs
2011
2012
2013
2014
2015
2016
2017
2018
Analog Cable
Digital Cable
DTH
Blended

	2011	2012	2013	2014	2015	2016	2017	2018
Analog Cable	176	176	163	160	160	160	160	160
Digital Cable	171	190	205	219	231	246	267	284
DTH	192	208	236	264	288	308	320	332
Blended	179	185	189	203	217	233	247	259

Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014 20

2. INDUSTRY OVERVIEW

DTH drives digital TV growth in India

The Indian television industry has, over the past eight years, experienced significant growth in the adoption of DTV services, driven by DTH. We highlight key drivers:

- **Increased awareness:** Increasing competition in the six-player market has its upside. In recent years, consumer awareness of DTH services has improved dramatically as operators launch aggressive advertising campaigns. Consumers today are well aware of the choices offered in the market, and the distinct advantages of DTH over traditional analog cable services. We estimate that the DTH industry has spent close Rs25 bil. between 2007-13 to create consumer awareness and has been successful in establishing a new category in consumer electronics.

- **TV technology:** Upgrades in television hardware technology and the growing installed base of flat panel displays and HDTVs have also played a role in the uptake of DTH services. TV manufacturers such as Samsung and LG have in the past tied up with DTH operators to market their wares jointly via retail outlets – providing DTH an opportunity to play up the distinct advantages of digital TV over analog cable and gain entry into new TV homes. Videocon D2H for instance leverages its tie-ups with Videocon, Philips and Sansui. Given the low penetration of flat panel displays and the dramatic drop in prices of hardware as a result of increasing competition, we believe that there are significant growth opportunities for both TV manufacturers and DTH operators in the coming years.

Exhibit 11: India Flat Panel Versus CRT TV Sales

20.0
15.0
10.0
5.0
0
Mil. Sets
8.5
5.6
7.0
6.5
4.0
8.5
2.0
11.0
13.0
15.5
18.0
2012
2013
2014
2015
2016
2017
2018
CRT CTV Sales
FPD Sales

Source: Industry

- **Early additions from cable-dark areas:** Initial demand for DTH services came from cable-dark areas (regions not served by cable services) and smaller towns and villages. However, heavy advertising on the part of DTH operators, growing awareness among consumers of digital TV services and the launch of advanced services such as HD, DVRs and catch-up TV has helped DTH operators convert cable consumers into high-ARPU subscribers in affluent regions (metros and tier-I cities), as well as in smaller towns and cities. MPA estimates that gross subscriber additions have grown exponentially from a mere 1.5 mil. subscribers in 2006 to 64.3 mil. as of December 31, 2013.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 21

Focus shifts from volume to profits

Over the last 24 months the base back ARPU for the platform has grown by 47%. Entry level pricing has been increased while free viewing period has also reduced from three months to zero months. To encourage upselling to HD, operators have reduced entry level pricing for HD plans to Rs2,000.

Exhibit 12: Base Pack Price Trend for the Industry

+54%
150
180
200
220
220
231
231
Average Price (in Rs)
Apr.2011 Apr.2012 Dec.2012 Apr.2013 Apr.2014 Jul.2014 Sep.2014
SD
+29%
441
441
461
481
520
540
570
Average Price (in Rs)
Apr.2011 Apr.2012 Dec.2012 Apr.2013 Apr.2014 Jul.2014 Sep.2014
HD

Source: MPA analysis

Exhibit 13: FVP Trend For Base Pack in ROI Markets

Package	Mar.2011	Apr.2011	Mar.2012	Dec.2012	Apr.2013	Apr.2014
Average FVP (Months)	4	3	2	1	0	0

Note: FVP on a basic SD pack applicable in markets ex-south
Source: MPA

Exhibit 14: Entry Price Trend Across SD and HD Connections

Entry Offer	FY2012	FY2013	FY2014	Jun.2014	Sept.2014
SD Connection Rate	1,290	1,690	1,890	1,890	1,820
HD Connection Rate	2,200	2,490	2,390	2,000	2,000

Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014 22

Since last year, the government has taken steps to make indigenous manufacturing of STBs a more viable proposition for domestic players. In the Union Budget in FY14, the government raised the customs duty on STB imports from 5% to 10%. More recently, the newly elected government has decided to classify STBs as telecom network equipment. The move is expected to boost domestic production as it is expected to bring down the taxation burden on domestic players from 12-14% to 4%. Cable and DTH operators would also benefit from this move as exchange rate fluctuations would have a lesser impact on their financials. Particularly as large volumes to tune of ~100 mil. STBs will be required to digitalize Phases III and IV.

- **Subscriber quality to improve:** Going forward, we expect gross subscriber additions to gain momentum as mandatory cable digitalization gets implemented in phases. The quality of subscriber additions is expected to be superior, as the switch-off of analog signals will allow DTH to manage churn rates. The recent increases in entry prices will also help control industry churn levels.

  MPA forecasts indicate that the active DTH subscriber base (i.e. paying customers) will grow from 37 mil. in 2013 to 60 mil. by 2018, and 70 mil. in 2023 – implying a 39% share of the overall pay- TV market and 56% of digital pay-TV subs by 2023. DTH industry subscription revenues will reach ~US$4 bil. by 2018 and US$5.5 bil. by 2023.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 23

- **HD's contribution:** Although revenue growth will be largely driven by increasing subscriber volumes on the wings of the mandated cable digitalization program, we also see an increase in high-ARPU HD subscribers. HD subscribers constituted 6.9% of the total active DTH subscriber base in 2013. We expect this to grow to 16.1% by 2018, and 20.1% by 2023. Our estimates are based on benchmarks in the US, UK, Latin America and Southeast Asia. In the the UK, incumbent DTH operator BSkyB currently has more than 50%of its subscriber base adopting HD. Closer to home, Malaysia's Astro has also demonstrated laudable rates with 49% penetration at present on its DTH platform. Increase in HD channel offering is critical for growth in HD penetration. However for some of the mature global operators we have seen HD penetration as a percentage of total subscribers capping out at 60-65%.

On the whole, we believe that a combination of favorable regulatory developments (mandatory digitalization), improved economics for DTH operators (no price wars) and operating leverage from scale will result in substantial value creation for the sector in the future.

Exhibit 15: Forecast for Gross and Active DTH Subscribers

160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Subscribers (in mil.)
45.2
29.5
55.5
33.6
64.3
37.2
73.3
41.0
85.3
47.2
96.8
52.7
106.8
56.8
115.8
60.2
123.8
63.0
131.3
65.7
138.3
67.6
144.8
69.2
150.8
70.3
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Gross Subs
Active Subs

Source: MPA

Exhibit 16: HD Penetration and Channel Offerings by Major Global Operators

HD Penetration / DTH Pay-TV Subs
No. of HD Channels Offered
60%
49%
51%
35%
DirectTV USA
Astro
BSkyB
Sky Brazil
172
29
70
39
70% 60% 50% 40% 30% 20% 10% 0%
0 50 100 150 200

Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014 24

Upside capped by tax burden and regulatory issues

- **30% tax burden:** DTH operators pay on average ~30% of their gross subscription revenues as taxes, comprising a 12% service tax, an 8-10% entertainment tax and a 10% license fee. Consequently, although the industry now has significantly large operating leverage, operating margins continue to be capped at ~35% due to high revenue-linked taxes. DTH license fees are currently calculated on the basis of gross revenues, and lobbying is currently underway to change this to an adjusted gross revenue (total revenue less the content cost, sale of hardware and service/ entertainment tax paid to the central/state government). If successful, changes to the license fee calculation could result in a ~600 bps improvement in operating profit margins for operators.

- **Satellite capacity constraints:** Capacity remains a key issue for most DTH operators as delays in securing transponder capacity caused by government bureaucracy, together with the absence of government clarifications regarding the use of broadcast satellite services (BSS) leave operators unable to increase carriage of SD and HD channels. The current system entails that all DTH operators' transponder/ satellite capacity requests have to go through the Indian Space Research Organization's (ISRO's) commercial division Antrix, causing significant delays in acquiring the necessary capacity. Efforts are underway to convince the government of the need for an open skies policy, wherein DTH operators can approach foreign satellite operators directly. Going forward, spectrum issues could leave DTH players at a competitive disadvantage as MSOs' shift to digital cable, which could see them offering more SD and HD channels. This has been DTH's forte and has also been a key differentiator in the digital TV environment.

DTH market share

India's DTH pay-TV market ended 2013 with 64.3 mil. gross subs, of which ~37 mil. were on an active/paying basis. In gross terms, the industry added 8.8 mil. subs in 2013. Dish TV continues to lead the pack with 25% market share followed by Tata Sky and Airtel at 20% and 19%, respectively. Videocon D2h gained the most in terms of incremental additions as its market share grew to 15.3% in CY2013 versus 13.5% in CY2012. Sun Direct and Big TV continue to lag.

- **Opportunities for consolidation:** The industry is experiencing pseudo consolidation as the top four players accounted for more than 90% of new subscriber additions. Amongst them Dish TV has seen a sharp drop in market share as its share of monthly additions during the year stood at 16% versus 21% in CY 2012.

- **Active base is a key metric:** Despite the importance of gross metrics, we prefer the active benchmark, as it includes only paying customers from the last 30 days, therefore excluding both free and churned subs. Despite such large churn rates, both Tata Sky and Videocon D2H have performed well, retaining ~70% of their respective gross subscriber base.

India DTH Market Overview – Key Dynamics & Future Outlook 2014

25

Exhibit 17: Operator Share of Gross Subs

				(in mil.)			
Particulars (as of)	**FY10**	**FY11**	**FY12**	**FY13**	**FY14**	**Q1FY15**	**Q2FY15**
Gross DTH Industry Size	**22.81**	**36.21**	**47.17**	**57.80**	**66.57**	**69.37**	**71.80**
Videocon d2h	0.44	2.86	5.48	8.03	10.45	11.21	11.82
Dish TV	6.90	10.44	12.89	15.11	16.56	17.13	17.76
Airtel Digital TV	2.66	5.95	8.38	10.60	12.41	12.98	13.43
Tata Sky	5.22	6.99	8.66	11.03	13.33	13.98	14.52
Reliance Digital TV	2.56	3.52	4.33	4.72	4.81	4.84	4.85
Sun Direct	5.03	6.45	7.43	8.31	9.01	9.23	9.41
Total Share (in %)							
Videocon d2h	1.9%	7.9%	11.6%	13.9%	15.7%	16.2%	16.5%
Dish TV	30.2%	28.8%	27.3%	26.1%	24.9%	24.7%	24.7%
Airtel Digital TV	11.7%	16.4%	17.8%	18.3%	18.6%	18.7%	18.7%
Tata Sky	22.9%	19.3%	18.4%	19.1%	20.0%	20.2%	20.2%
Reliance Digital TV	11.2%	9.7%	9.2%	8.2%	7.2%	7.0%	6.8%
Sun Direct	22.1%	17.8%	15.8%	14.4%	13.5%	13.3%	13.1%

Source: MPA

Exhibit 18: Operator Share of Yearly Gross Subscriber Additions

					(in mil.)			
Particulars (for the period)	**FY10**	**FY11**	**FY12**	**FY13**	**FY14**	**Q1FY15**	**Q2FY15**	**H1FY15**
Gross Subscriber Additions: DTH Industry	**9.70**	**13.40**	**10.98**	**10.63**	**8.78**	**2.81**	**2.43**	**5.24**
Videocon d2h	0.44	2.42	2.62	2.55	2.43	0.76	0.61	1.37
Dish TV	1.83	3.54	2.46	2.22	1.45	0.57	0.63	1.20
Airtel Digital TV	2.25	3.29	2.44	2.22	1.81	0.57	0.45	1.02
Tata Sky	0.58	1.76	1.67	2.37	2.30	0.65	0.54	1.19
Reliance Digital TV	1.00	0.96	0.81	0.39	0.09	0.04	0.01	0.05
Sun Direct	3.60	1.43	0.98	0.88	0.70	0.22	0.18	0.40
Incremental Share (in %)								
Videocon d2h	4.5%	18.1%	23.9%	24.0%	27.7%	27.0%	25.0%	26.1%
Dish TV	18.9%	26.4%	22.4%	20.9%	16.5%	20.4%	25.9%	23.0%
Airtel Digital TV	23.2%	24.6%	22.2%	20.9%	20.6%	20.2%	18.6%	19.5%
Tata Sky	6.0%	13.1%	15.2%	22.3%	26.2%	23.1%	22.4%	22.8%
Reliance Digital TV	10.3%	7.2%	7.4%	3.7%	1.0%	1.4%	0.5%	1.0%
Sun Direct	37.1%	10.7%	8.9%	8.3%	8.0%	7.8%	7.6%	7.7%

Source: MPA

Exhibit 19: Operator Share of Active subs

				Share of Total (%)			
Particulars (as of)	**FY10**	**FY11**	**FY12**	**FY13**	**FY14**	**Q1FY15**	**Q2FY15**
Videocon d2h	2.4%	9.6%	13.6%	16.5%	18.7%	19.0%	19.3%
Dish TV	26.8%	24.6%	23.3%	21.0%	20.2%	20.3%	20.1%
Airtel Digital TV	13.7%	19.4%	19.7%	20.0%	20.2%	20.3%	20.3%
Tata Sky	22.0%	20.1%	20.3%	22.5%	23.6%	23.8%	23.9%
Reliance Digital TV	10.5%	8.7%	8.0%	6.3%	5.0%	4.4%	4.2%
Sun Direct	24.7%	17.6%	15.1%	13.8%	12.2%	12.3%	12.2%

Source: MPA

Exhibit 20: Operator Share of Yearly Active Subscriber Additions

Particulars (for the period)	**FY11**	**FY12**	**FY13**	**FY14**	**Q1FY15***	**Q2FY15**	**H1FY15**
Incremental Share (in %)							
Videocon d2h	24.2%	36.7%	38.2%	33.5%	N/A	42.7%	37.0%
Dish TV	20.2%	16.2%	3.2%	15.4%	N/A	12.4%	17.4%
Airtel Digital TV	30.7%	21.9%	21.3%	22.2%	N/A	15.7%	21.0%
Tata Sky	16.4%	21.0%	39.0%	30.7%	N/A	29.2%	31.9%
Reliance Digital TV	5.0%	3.7%	-6.0%	-3.2%	N/A	-9.0%	-18.8%
Sun Direct	3.4%	0.5%	4.2%	1.4%	N/A	9.0%	11.6%

**Q1FY15 - Active subscriber additions were negative for overall DTH industry*

Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014 26

Exhibit 21: Trends in Net Subs of Listed Peers

12.0
10.0
8.0
6.0
4.0
2.0
0
Net Subs (mil.)
0.44
5.66
2.75
5.66
8.50
4.84
7.23
9.60
6.71
8.10
10.70
8.44
9.01
11.40
9.09
9.39
11.70
9.46
9.54
12.10
FY10
FY11
FY12
FY13
FY14
Jun-14
Sep-14
Videocon D2h
Airtel Digital TV
Dish TV

Source: Company Data, MPA

Exhibit 22: Net Active Additions by Global Players

Net active additions by operators	2012	2013
D2h*	1,540,000	1,690,000
Naspers (Africa)	1,218,000	1,320,000
Astro	181,000	166,000
Cignal	184,000	161,000
Direct TV - US	199,000	169,000
Direct TV - Latin America	2,357,000	1,340,000
KT Skylife	529,000	390,000
MNC Sky Vision	558,000	579,000
Singtel	45,000	20,000
Sky TV New Zealand	748	10,127
Sky UK	101,000	134,000
True Visions	83,000	19,000

Note: Above numbers are as per financial year of respective players
** Financial FY13 & FY14 subscriber numbers*
Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014 27

3. COMPETITIVE ANALYSIS OF THE DTH INDUSTRY

We expect the mandatory digitalization of cable networks to have a significant knock-on effect on DTH, acting as a catalyst to spur growth in subscriber additions. Differences in consumer proposition and upgrades in technology, back-end systems and infrastructure, will play crucial roles in how effectively the various operators can leverage the situation and gain incremental market share over and above the competition.

- **Tackling capacity constraints:** Having a clear future road map for building satellite capacity is critical to DTH operators to ensure long term competitiveness. Squeezed by the spectrum crunch and the falling reliability of INSAT satellites has resulted in instances where India's DTH operators are migrating to foreign satellites. In 2010, Sun Direct shifted several channels to Measat after INSAT 4B, which hosted its channels encountered a major technical snag. Likewise in 2011, Airtel Digital had to transition subscribers from Insat 4CR to SES 7.

  Tata Sky, which until recently was lagging in terms of channel offerings is upgrading its subscribers from MPEG-2 to MPEG-4 STBs. This will enable the company to substantially expand its channel suite, especially in HD. The process will cost the company Rs9 bil. to complete the exercise. Tata Sky has already added a number of SD and HD channels in the last few months. With 25 HD channels, it is almost at par with Videocon D2H but it has fewer SD channels.

Sun Direct and Big TV have sufficient capacity for the near term, although they may face capacity issues on the future in the event of further delays in the launch of Measat 3B. Sun has ordered extra capacity on Measat, whose launch has been delayed twice and is now expected to launch in September 2014. We also suspect additional difficulties as Sun Direct's orbital slot is adjacent to DD Direct's. Plans for expanding the DD Direct service (Free Dish) are underway. These will require additional capacity, and we expect that this could raise some issues for the operator.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 28

Exhibit 23: Satellite Capacity at a Glance*

Particulars	Dish TV	TataSky	Airtel	Sun Direct	Big TV	D2H
DTH Launch Date	2004	2006	2008	2008	2008	2009
Satellite	NSS6, Asiasat 5, SES-8**	Insat 4A	Insat 4CR, SES 7	Measat 3, Insat 4B	Measat 3	Singtel 2
Orbital Slot	95E,100.5E	83E	74E, 108.2E	91.5E, 93.5E	91.5E	88E
Number of Transponders	10+4	12	11	4+2	9	10
TP Bandwidth	36 Mhz, 54 Mhz	36 Mhz	36 MHz	36 Mhz	36 Mhz	54 Mhz
Video Compression Technology	MPEG-2	MPEG-4/ MPEG-2	MPEG-4	MPEG-4	MPEG-4	MPEG-4
Transmission Standard	DVB S	DVB S	DVB S2	DVB S	DVB S	DVB S2
Total Bandwidth (MHz)	648	432	392	180	324	540
Equivalent Bandwidth (Mhz)*	648	432	634	281	421	864

** As of June 30, 2014*
***Received one transponder but not operational as on end-June, 2014*
Note – Equivalent Bandwidth : MPEG 2 + DVB S- 1x, MPEG 4 + DVB S – 1.3x, MPEG 4 + DVB S2 – 1.6x
Source: MPA

Exhibit 24: Number of Linear Channels & Services Per Operator

Channel Summary*	D2H	Dish TV	TataSky	Big TV	Airtel	Sun Direct	Hathway	InCable	Den
SD Channels	335	350	275	253	323	202	338	390	320
True HD Channels	29	38	25	10	25	11	28	31	23
Total	**364**	**388**	**300**	**263**	**348**	**213**	**366**	**421**	**343**
Total Services	144	104	102	61	92	0	0	0	0
Total Channels & Services	**508**	**492**	**402**	**324**	**440**	**213**	**366**	**421**	**343**
Tamil Channels	35	25	28	23	30	30	25	39	16
Telugu Channels	25	29	20	20	18	26	17	25	9
Malayalam Channels	21	16	19	15	18	22	13	20	13
Kannada Channels	18	12	12	13	18	16	12	18	10
Bengali Channels	17	23	12	12	17	7	21	19	27
Marathi Channels	12	14	12	11	12	7	13	12	13
Other Regional Channels	57	56	42	35	55	21	45	39	44
Total Total regional Channels	**185**	**175**	**145**	**129**	**168**	**129**	**146**	**172**	**132**

** as of November 20, 2014*
Source: Company Data, MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014

29

Exhibit 25: Operator STB Features

Features	D2H	Airtel	Tata Sky	Sun Direct	Dish TV
12 PIP Mosaic	√	X	X	X	X
MPEG-4	√	√	√	√	X
DVB S2	√	√	√	X	X
Tickers	√	Widgets	X	X	X
Music Space / Radio	√	√	√	X	√
3D Platfrom	√	X	X	X	X
Pay-per-view/ VoD Movies	√	√	√	√	√
Customer-Friendly (24x7 multingual)	√	√	√	√	√
Channel Guide	√	√	√	√	√
Parental Control	√	√	√	√	√
Inforbar	√	√	√	√	√
Active Services	√	√	√	X	√
Games & Puzzles	√	√	√	√	√
Recording facility	√	√	√	X	√
HD Format	√	√	√	√	√
DVR 1000GB	√	X	X	X	X
4K Ready	√	X	√	X	X

Source: Company Data, MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014 30

Consumer proposition

The consumer proposition remains relatively similar for all DTH operators, at least in terms of their entry-level offers, with operators charging ~Rs1,900 (adjusted for free viewing periods and installation charges). On a like-for-like basis, this works out to ~2x the price charged by digital cable service providers. We expect entry-level pricing for DTH operators to maintain a status quo. Competition will restrict any major price increase while the current rupee-dollar equation will not support a price cut. An intense price war with cable operator seems unlikely as this will stretch the balance sheet of cable operators.

- **Packaging And Tiering:** With the mass market accustomed to analog cable services and an all-you-can-eat single-package model, we believe that operators (DTH and cable) adopting innovative yet simple packaging structures stand to benefit from increased subscriber additions as the mandated cable digitalization program forces analog cable subscribers to move to a digital universe. Although satellite capacity determines the maximum number of channels an operator can offer, the nature of contracts with channel operators determines the tiering and pricing of channels.

Exhibit 26: A Comparison of Basic, Medium and Premium Tiers

Operator Packs (Rest of India)*	D2H**	Airtel	Dish TV	Big TV	Tata Sky**
Basic Pack	**Super Gold Pack**	**Value Prime Pack**	**New Super Family Pack**	**Bronze Pack**	**Dhammal Mix Pack**
Price/Month	231	230	230	230	230
Total No of Channels	240	137	193	140	158
Price per Channel	0.96	1.68	1.19	1.64	1.46
Mid Tier Pack	**New Gold Sports Pack**	**Economy Sports Plus**	**All Sports Pack**	**Silver Sports Pack**	**Supreme Sports Kids**
Price/Month	310	325	320	300	320
Total No of Channels	251	167	218	150	174
Price per Channel	1.24	1.95	1.47	2.00	1.84
Premium Pack	**Platinum Pack**	**Ultra Pack**	**Platinum Sports pack**	**Platinum Pack**	**Grand Sports Pack**
Price/Month	425	450	440	402	450
Total No of Channels	296	188	241	175	204
Price per Channel	1.44	2.39	1.83	2.30	2.21

**as of Nov, 2014, **HD channels offered by Videocon D2H and Tata Sky have been excluded*
Source: Company Data, MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014 31

- **Sports and GECs act as HD catalysts:** In India, following a run of major cricketing events in 1H 2011, the introduction of major Hindi general entertainment channels (GECs) in HD has been critical in maintaining HD growth. Currently 43 true HD (i.e. not upconverted) channels are available, and operators expect a slew of new HD channel launches in the coming years. In the DTH space, D2H and Dish TV offer the most number of HD channels.

As of December 31, 2013, the DTH industry had a total of 2.6 mil. active HD subscribers, an increase of 72% from December 31, 2012. Tata Sky and Videocon D2H collectively account for over 70% market share. Tata Sky continues to lead the pack in terms of cumulative and new HD monthly additions primarily due to its positioning. Unlike its peers, the company has focused on acquiring customers in urban areas since it started operations eight years ago. This has helped build natural demand for HD. Also with the drop in cost of HD STBs, operators Tata Sky and Airtel Digital have stopped ordering SD boxes.

Exhibit 27: More Than 20% of DTH Subs Will Have HD by 2023

DTH HD Subs (mil.)
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
0.0 0.1 0.5 1.5 2.6 4.1 5.9 7.3 8.5 9.7 10.9 12.0 12.8 13.6 14.1
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014 32

Exhibit 28: Number of True HD Channels per Operator

Name of Channels	D2H	Airtel	Dish TV	Big TV	Tata Sky	Sun Direct
Total Number of HD Channels	**29**	**25**	**38**	**10**	**25**	**11**
Active 3D HD	Active 3D HD					
Animal Planet HD World			Animal Planet HD World			
CNBC Prime HD	CNBC Prime HD		CNBC Prime HD		CNBC Prime HD	
Colors HD	Colors HD	Colors HD	Colors HD	Colors HD	Colors HD	
Discovery HD World	Discovery HD World	Discovery HD World	Discovery HD World		Discovery HD World	Discovery HD World
Epic HD		Epic HD				
HBO Defined HD			HBO Defined HD		HBO Defined HD	
HBO Hits HD			HBO Hits HD		HBO Hits HD	
Star Sports 1 HD	Star Sports 1 HD	Star Sports 1 HD	Star Sports 1 HD	Star Sports 1 HD	Star Sports 1 HD	Star Sports 1 HD
History HD	History HD	History HD	History HD			
Life OK HD	Life OK HD	Life OK HD	Life OK HD		Life OK HD	
M Tunes HD	M Tunes HD	M Tunes HD	M Tunes HD	M Tunes HD	M Tunes HD	
Movies Now HD	Movies Now HD	Movies Now HD	Movies Now HD		Movies Now HD	
MTV Indies HD			MTV Indies HD			
NGC Channel HD	NGC Channel HD	NGC Channel HD	NGC Channel HD	NGC Channel HD	NGC Channel HD	NGC Channel HD
NGC Adventure			NGC Adventure			
NGC Wild			NGC Wild			
NGC Music			NGC Music			
Sony HD	Sony HD	Sony HD	Sony HD		Sony HD	
Sony Six HD	Sony Six HD	Sony Six HD	Sony Six HD		Sony Six HD	Sony Six HD
Star Sports 2 HD	Star Sports 2 HD	Star Sports 2 HD	Star Sports 2 HD	Star Sports 2 HD	Star Sports 2 HD	Star Sports 2 HD
Star Gold HD	Star Gold HD	Star Gold HD	Star Gold HD	Star Gold HD	Star Gold HD	
Star Movies HD	Star Movies HD	Star Movies HD	Star Movies HD	Star Movies HD	Star Movies HD	Star Movies HD
Star Plus HD	Star Plus HD	Star Plus HD	Star Plus HD	Star Plus HD	Star Plus HD	
Star World HD	Star World HD	Star World HD	Star World HD		Star World HD	
Star World Premier HD	Star World Premier HD	Star World Premier HD	Star World Premier HD		Star World Premier HD	
Ten HD	Ten HD	Ten HD	Ten HD	Ten HD	Ten HD	
TLC HD			TLC HD			
Travel XP HD	Travel XP HD		Travel XP HD			
PIX HD	PIX HD	PIX HD	PIX HD		PIX HD	
Baby Tv			Baby Tv			
&Pictures HD	&Pictures HD	&Pictures HD	&Pictures HD			
Fox Traveller HD			Fox Traveller HD			
Zee Cinema HD	Zee Cinema HD	Zee Cinema HD	Zee Cinema HD		Zee Cinema HD	
Zee Studio HD	Zee Studio HD	Zee Studio HD	Zee Studio HD		Zee Studio HD	Zee Studio HD
Zee TV HD	Zee TV HD	Zee TV HD	Zee TV HD	Zee TV HD	Zee TV HD	
Gemini TV HD	Gemini TV HD	Gemini TV HD	Gemini TV HD		Gemini TV HD	Gemini TV HD
KTV HD	KTV HD		KTV HD			KTV HD
Sun Music HD	Sun Music HD		Sun Music HD			Sun Music HD
Sun TV HD	Sun TV HD	Sun TV HD	Sun TV HD		Sun TV HD	Sun TV HD

Note : As on November, 2014
Source: MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014 33

- **VAS contribution still low:** Revenues from VAS contribute ~3-4% to total subscription revenues for the DTH industry, and operators have had mixed success with regards to the services they offer. Still, VAS has become more crucial to DTH with the proliferation of digital cable, as it is key to both subscriber acquisition and customer retention. If DTH operators adopt a more targeted approach, significant inroads can be made for pure-play VAS, including pay-per-view (PPV) movies and gaming. Technology will also be a key enabler for future VAS, including internet-based VOD, TV Everywhere and karaoke. Airtel has experienced strong traction in gaming, while religious music has worked for Videocon D2H. Tata Sky has been the most aggressive on VAS, which on average contributes a relatively high 9-11% to its monthly subscription revenues. Importantly, the segment is profitable for the company net of all expenses and taxes.

B2C Infrastructure

Cable's distinct advantage in being a local player with on-ground presence has vastly reduced its customer response time when compared to DTH, giving it momentum in various localities. In response, DTH operators have invested in strengthening their distribution networks, establishing call centers and other B2C infrastructure – all of which local cable operators, save for the national/regional MSOs, currently lack.

- **First mover advantage:** A robust distribution infrastructure will be vital in Phases III and IV of DAS. As a result, DTH operators continue to invest heavily in strengthening their B2C networks.

As of June, 2014, Dish TV, the oldest entrant, had 1,950 distributors and more than 1,72,000 dealers across 8,659 towns. Airtel has successfully leveraged its parent telco's distribution networks and is now present across 639 districts across the country. Videocon D2H, the last entrant in the DTH market, has chosen to adopt a distribution strategy called Direct Sales & Service Dealer (DSSD), wherein distributors who currently receive a Rs80 discount on every new subscriber (while the dealer and service agent each receive Rs300) are encouraged to form their own service teams in order for them to retain the entire discount of Rs630 per new subscriber. By providing these incentives to existing small-time distributors, this has had the effect of creating a new dealer-distributor network exclusive to D2H.

In cities, D2H leverages the Videocon group's retail chains – Planet M, Next and Digiworld – where sales of D2H services are given preference. Videocon also enjoys an established brand name in the semi-urban and rural areas, having been in the consumer electronics/white goods industry for over two decades.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 34

Operators have also set up call centers and service centers in key locations for improved pre-sales and after-sales services. Tata Sky has 3,000+ seats across 11 call centers in various locations. Similarly, Videocon D2H offers customer support in eight languages and has set up customer care teams in six locations. Sun Direct, which has 85% of its customer base in the south, has plans to launch 500 customer experience centers in the region.

Exhibit 29: Sales & Services Back-End Infrastructure (June, 2014)

Operator	D2H	Airtel	Dish TV	Big TV	Tata Sky	Sun Direct
Town / Cities/ Districts	Pan India	639 Districts	8,659 Towns	8,366 Town	28,000 Towns	-
Dealers	1,50,000+	1,50,000+	1,72,000+	1,00,000	1,66,000	60,000
Direct Sales	1,120+	-	300+	1,000+	-	-
Distributors	1,650	-	1,950	-	-	-
Franchises	725+	-	-	241 RCOM outlets	-	-
Call Centre Capacity (# of Seats)	1,520+	1,500+	1,600+	-	3,000+	-
Payment Options						
Home Pickup	√	X	√	X	X	X
Local Dealer/Outlets, Partner Retailers & Bank	√	√	√	√	√	√
Telephone Helpline/ Interative Voice Response (IVR)	√	√	√	√	√	√
Online	√	√	√	√	√	√
Check Payement	X	X	√	X	√	X
Mobile	√	√	√	√	√	√
Auto Debit/ ECS	X	√	√	X	√	X
Credit card	√	√	√	√	√	√
ATM's	√	X	√	X	X	X
Long Team recharge / Advance Payement	√	√	√	√	√	√
Debit Card	√	√	X	X	√	√
Opeator Electronic/ Cash Coupon	√	√	X	√	X	X
Post Office / Drop Box	X	X	√	X	√	X

Source: MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014 35

Content partnership

To maintain pace with technology which has been rapidly evolving with consumer's viewing habits, choice and delivery of content, and collaboration between broadcasters and operators becomes critical for growth of the pay-tv ecosystem. Operators which enjoy a strong relationship with broadcasters are thus better placed for long term monetisation of subscription revenues both in terms of volume and value share. In India, the regulator has stepped in time and again to ensure there is a balance between the two parties.

Over 2013-14, we note the industry has experienced several disputes between broadcasters/aggregators and platforms which forced several operators to carry individual channels on an a-la-carte basis at RIO rates. For cable, frequent black out of channels might not only upset the end-subscriber but also the LCO who might decide to migrate its entire network to a competing MSO, leading to massive swapping of STBs. Likewise in case of DTH which offers several channel packages, frequent switch offs might result in higher churn or on a sustained basis even weaken the consumer proposition for a given tier, thereby having an adverse impact on its new subscriber additions. Procuring channels on RIO is an expensive proposition, now more so since TRAI's stipulated two-part rate increase (15% increase, effective April 1, 2014 and 12.5% hike, in effect from January 1, 2015).

India DTH Market Overview – Key Dynamics & Future Outlook 2014

36

Exhibit 30: Major Disputes between Distribution Network and Broadcaster since FY13 Till Date

Particular's	D2H	Airtel	Dish TV	Big TV	Tata Sky	Sun Direct	Hathway	DEN	Siti Cable	InCable	Arasu	Manthan
Key Driver Broadcasters												
Indiacast UTV Disney	☺	☺	⊗	☺	☺	☺	☺	☺	☺	☺	☺	☺
Star India	☺	☺	⊗	⊗	☺	☺	⊗	☺	☺	⊗	⊗	☺
Zee & Turner	☺	☺	☺	⊗	☺	☺	⊗	☺	☺	☺	⊗	☺
One Alliance	☺	☺	☺	⊗	☺	☺	⊗	⊗	☺	⊗	☺	☺
Sun Channels	☺	⊗	☺	⊗	☺	☺	☺	☺	☺	☺	☺	☺
Sports Broadcasters												
Star Sports	☺	⊗	⊗	⊗	☺	☺	⊗	☺	⊗	⊗	⊗	☺
Ten Network	☺	☺	☺	☺	☺	⊗	☺	☺	☺	☺	☺	⊗
Neo Sports	☺	☺	☺	☺	⊗	☺	☺	☺	☺	☺	☺	☺
Other Broadcasters												
NDTV	☺	☺	☺	☺	☺	☺	☺	☺	☺	⊗	☺	☺
MAA Channels	☺	☺	☺	☺	☺	☺	☺	☺	☺	☺	☺	☺
Sahara Channels	☺	☺	☺	⊗	☺	☺	☺	☺	☺	☺	☺	☺
Times Channels	☺	☺	☺	☺	☺	☺	☺	☺	☺	☺	☺	☺

Source: MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014 37

Beyond commercial negotiations, there are also advantages of having a neutral platform positioning. Videocon D2h has this distinct advantage amongst its peer set which it leverages to become the first platform to showcase a new channel, or in certain cases, the only platform to showcase the channel for a particular time window.

Exhibit 31: Channels Which Aired First on D2h

StarPlusHD
HD
ZEE TV
colors HD
StarGOLD HD
HD1
STAR SPORTS
HD2
STAR SPORTS
HD
STAR MOVIES HD
STAR WORLD HD
NATIONAL GEOGRAPHIC CHANNEL HD

Source: Industry

DTH is an important platform for broadcasters as it offers a much higher addressable subscriber reach over digital cable. Furthermore, operators having a higher share of the TAM weightage are important for broadcasters as they help bring better ratings for their channels.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 38

4. OPERATOR PROFILE AND SWOT ANALYSIS

Dish TV

Dish TV started operations under Zee in 2003, but was demerged into a separate entity in 2007. The company targeted subscribers in cable-dark areas before gradually moving into metros, leveraging its first-mover advantage and building up scale as the market leader in DTH. As of December 31, 2013, Dish had a 25% share of India's gross subscriber base with 16.1 mil. subscribers.

The company has reached positive free cash flow and launched a sub-brand called Zing to target regional markets. Dish is also the first Indian DTH player to launch TV anywhere services, branding it DishOnline. DishOnline surpassed 100,000 downloads within 30 days of its launch in Oct. 2013. With a distribution network of 1,950 distributors and over 1,72,000 dealers across 8,659 towns, Dish TV will remain a formidable competitor in the long term.

Strengths

- First mover advantage allows it to maintain a dominant market share.
- Only operator generating free cash flows. This will help self-finance for growth and deleverage balance sheet.

Weakness

- Four out of six operators are on Mpeg-4. This can be a future hindrance to an integration process with Dish in the event of any future M&A. Dish remains on Mpeg-2.
- Content dispute with IndiaCast has resulted in Dish moving its channels to a la carte; this weakens its consumer proposition of bundled package offering.
- Relatively higher suspension levels than its major counterparts.

Opportunities

- Unbundling of channel bouquets will improve the bargaining power of operators, particularly Dish TV as content agreements come up for renewal.
- Improved balance sheet position and strong parentage gives Dish TV access to low cost financing options.

Threats

- Limited investment in technology (CPE) and consumer proposition (VAS).
- Mpeg-2 technology will keep it starved for additional satellite capacity, as other operators address their capacity issues.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 39

Tata Sky

Launched in 2006, Tata Sky is second to Dish TV in terms of gross subs, actively growing market share to 20% in 2013. Tata Sky remains the most innovative operator in the market, having launched several new services in 2013. Among these is a new karaoke service, available to all Tata Sky HD-plus set-top box owners. In Oct. 2013, Tata Sky also launched its Everywhere TV mobile app, which has been downloaded more than 500,000 times. The company has a strong legacy premium base, and offers 25 HD channels in addition to a host of value-added services such as a broadband VOD service. Tata Sky leads the HD pay-TV market and is the leading DTH operator in terms of active paying subs.

Tata Sky, which until recently was trailing in terms of channel offerings, is investing Rs9 bil. (US$154 mil.) to upgrade to MPEG-4. The process is likely to be completed by 2015 and should enable the company to substantially expand its channel suite, especially in HD. The company leads the market in HD pay-TV market share and upselling / tiering.

Strengths

- Higher pool of consumers from urban areas, resulting in better ARPUs, bolstered also by superior technical functionality.
- Backed by News Corp's 21CF and Star India, which is a dominant player in key genres like Hindi GEC and sports, and has global pay-TV expertise.

Weakness

- Upgrading satellite capacity is a black cloud. Thus had to undertake the hard task of swapping MPEG-2 STBs to MPEG-4 for over six million subscribers .
- Consumer offering on the base pack and regional channels could further improve.

Opportunities

- Differentiation from VAS, which currently accounts for ~9% of the revenues and contributes to overall profitability.
- Strong financial backing from 21CF, which currently owns ~30%. This can increase if cross media restrictions are lifted.

Threats

- Pressure on ARPUs as recent subscriber additions are coming largely from rural markets in Phases III & IV.
- Might need to realign dishes as it considers building capacity at a new orbital location. This could result in an additional investment of ~Rs150-200 per household.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 40

Airtel Digital TV

Bharti Telemedia is a subsidiary of telecoms major Bharti Airtel, which also offers fixed line and mobile telephony, and broadband (fixed and mobile, including 3G and 4G services). The company was the fifth entrant amongst the six private DTH players in the market, offering its services under the Airtel Digital TV (Airtel) brand. Airtel had a total subscriber base of 11.9 mil. as of December 31, 2013. Having moved its services to a new satellite (SES-7), Airtel is comfortably positioned in terms of transponder capacity, and currently offers 440 channels and services including 25 HD channels.

Airtel leverages Bharti Group synergies to optimize branding, sales and marketing. Strong branding through nationwide telecom operations will boost Airtel's chances in the smaller towns, cities and rural areas that fall within Phases II-IV of the digitalization mandate. Bharti's strong financial muscle, with close to ~US$800 mil. cumulatively invested in DTH as of end-March 2014, should help it capitalize on new opportunities under the DAS regime.

Strengths

- High recall value of the Airtel brand due to nationwide telecom operations gives Airtel a boost in smaller towns and cities as DAS Phases III and IV get underway.
- Group level synergies, especially from Bharti Airtel's expertise in Telecom sector, as well as large talent pool.

Weakness

- Channel packaging structure is overtly complex, and places the onus of decision making on the customer as opposed to simplifying the process.
- Short term satellite capacity constraints.

Opportunities

- SES has added sufficient capacity to enable Airtel to offer 400-600 channels in the medium to long term.
- Bundling of mobile, broadband/fixed line and digital TV services to offer multi-play services is a possibility in the long run, should regulatory approvals be received.

Threats

- DTH remains a low-focus area, forming mere 2% of the company's total revenues.
- Recent organizational restructuring has reduced traction in operational efficiency.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 41

Sun Direct

Sun TV group-owned Sun Direct is the largest DTH operator in southern India, with a majority share of the market in Chennai and Tamil Nadu, where it is based.

Sun Direct has recovered from a slowdown in 2010/2011 (due to a loss in services from its Insat 4B satellite failure). The company has since moved to the Measat 3 satellite, which it now shares with rival Big TV. Sun has inked a longterm bandwidth-sharing deal with Big TV.

Sun Direct raised Rs2.6 bil. (US$44 mil.) in FY 2014 to fund the capital expenditure required to expand in the cities covered under Phases III and IV of the digitalization mandate.

Strengths

- Leverages the dominant position of its sister company Sun TV in South India.
- The new base pack which offers four channels with ad-free movies has been a hit, enabling it to increase ARPUs.

Weakness

- Imposition of higher E-tax in Tamil Nadu by the new government has taken its toll on profitability.
- Other than pricing, there is limited consumer proposition for non-South India (ROI) consumers.

Opportunities

- Steady uptick in subscriber additions after having resolved the satellite capacity issue.
- The company recently raised Rs2.6 bil. which should help fund growth outside South India.

Threats

- Sun Group promoter's linkage to the 2G scam could impact future funding.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 42

Reliance Big TV

Launched in 2008, Reliance Digital TV was the fourth entrant in India's DTH space. Unlike earlier entrants Dish TV and Tata Sky, Reliance Digital TV uses MPEG-4 compression technology, and was the first DTH operator to launch an HD DVR box in the market.

Reliance Digital TV has dropped to last place in terms of subs however, and is showing a steady decline due to an acute shortage of funds and intense market competition. As of December 31, 2013, Reliance Digital TV had 4.8 mil. gross subscribers.

The company has entered into a long-term transponder capacity sharing agreement with rival Sun Direct. Reliance Digital TV is marketed through more than 36,000 outlets across 8,366 towns in the country.

Strengths

- Leverages the distribution infrastructure of its sister company engaged in the telecom space.

Weakness

- Lowest gross, net and active subscriber base.
- Incurring the highest cash losses amongst peers.
- Poor aftersales services.

Opportunities

- Has adequate satellite capacity for short to medium term (next three years).
- Making investments towards VAS (gaming) and VOD services; leveraging the group's movie production arm.

Threats

- Loss of market share – incremental market share of gross additions stood at a mere 1.3% for CY2013 as opposed to its cumulative market share of 4.5% of gross DTH subscribers.
- No major differentiators in its consumer proposition.
- Funding constraints, relatively weaker group backing.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 43

Videocon D2H

Videocon D2h is the youngest and fastest-growing operator in India's six-player DTH market. As of December 31, 2013, D2h had a 15% share of gross subs but was taking in more than 25% of new DTH subscribers.

By leveraging parent company Videocon, an established consumer electronics manufacturer and multi-product retailer, the operator makes its own STBs and sells these through Videocon's extensive retail network. Manufacturing its own boxes has given Videocon D2h a significant cost advantage compared to its peers.

The company is also well placed medium-term in terms of satellite capacity, using this to take the lead on HDTV. As of June 2014, the company offers 29 HD channels and accounts for more than 30% of the industry's new HD subscribers. D2h also offers the most extensive lineup of regional channels among all the DTH players in the market.

Strengths

- Leverages in-house, low-cost STB manufacturing facility and distribution network.
- Well-positioned in satellite capacity, driving product strength in SD and HD and local/vernacular content.

Weakness

- Lack of vertical integration unlike its peers.
- More exposed to content costs than earlier entrants

Opportunities

- New low-cost STB a significant advantage.
- Can leverage satellite capacity to launch new channels (local) and more HD content.

Threats

- If content exclusivity is allowed, D2H will have a relative disadvantage versus competitors Tata Sky, Dish TV and Sun Direct, which can all monetize the content libraries of their respective broadcasting companies.

India DTH Market Overview – Key Dynamics & Future Outlook 2014 44

5A. APPENDIX - Comparison of India with Global Pay-TV Markets

Exhibit 32: Digitalization Impact on Market Consolidation

US Pay TV Market	Before Digitization	After Digitization
Pay Subs	70 Mn	100 Mn
Key MSOs	11	2
Key DTH Players	2	2
Cable/DTH/IPTV Share (%)	88:12:0	54:35:11
Contribution by Key Operators in Pay base	~42 mn	~80 mn

India Pay TV Market	2007	2013	2018
Pay-TV Subs*	80 mil.	135 mil.	165 mil.
Key MSO's	5	5	4
Key DTH Player	2	5	4
Key MSO / DTH Mkt Share	N/A	44%	64%
Contribution by Key Operators in Pay base	N/A	59 mil.	106 mil.

** net of Terrestrial base*
Source: MPA analysis

Exhibit 33: Future Outlook on India's Pay-TV Market

Industry at Glance	Year 2018			
Platform	DTH	Cable TV	Free Dish	OTT
Active Subscribers (Mil.)	60	105	20	10
Number of Channels - SD	600	500	250	300
Number of Channels - HD	75	75	0	0
ARPU	$6	$4	NIL	$1
Other Services	TVE	TVE & Broadband	-	-
% Subscribers Multiple Services	3%	3% of Digital Subscribers	-	-
Subscription Revenue (US$)	4 bil.	4.7 bil.	-	30 mil.

Source: MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014 45

Exhibit 34: Television Market: Macro Indicators (CY2013)

Country	TV HHs	PAY TV HHs	Fixed BB HHs Penetration
USA	99%	85%	81%
UK	99%	58%	85%
India	62%	80%	6%

Source: MPA

Exhibit 35: Share* of Cable Broadband is Lower in India vs. USA & UK

38%
62%
USA
20%
80%
UK
7%
93%
India
Cable
Telco

*As on December 31, 2013
Source: MPA

Exhibit 36: India's Monthly ARPU Comparision Verus Other Countries (CY2013)

ARPU (US$)
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
3.2
India
4.5
China
93.4
US
90.3
UK
Asian Countries ARPU
ARPU (US$)
40
30
20
10
0
18.8
Hong Kong
10.9
Indonesia
30.1
Malaysia
9.1
Philippines
10.7
Thailand
US & European Countries ARPU
ARPU (US$)
100
90
80
70
60
50
40
30
20
10
0
93.4
US
90.3
UK
45.0
Germany
53.0
Italy
57.0
France

Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014 46

Exhibit 37: Analysis of Pay-TV ARPU and Penetration Dynamics in Asia Pacific (2013)

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% Pay-TV Pen./TVHH
Hong Kong
India
Singapore
China
Pakistan
Malaysia
UK
US
Thailand
Vietnam
Japan
Sri Lanka
Philippines
Indonesia
0.0%
0.2%
0.4%
0.6%
0.8%
1.0%
1.2%
1.4%
Pay-TV ARPU as a % of PPP -adjusted GDP per household

	Pay-TV ARPU as a % of PPP-adjusted GDP per household	% Pay-TV Pen./TVHH
China	0.2%	52%
Hong Kong	0.2%	89%
India	0.2%	80%
Indonesia	0.8%	9%
Japan	0.8%	28%
Malaysia	0.5%	53%
Philippines	0.7%	13%
Singapore	0.1%	66%
Thailand	0.4%	27%
Vietnam	0.4%	26%
US	1.3%	89%
UK	0.9%	57%
Sri Lanka	0.3%	11%
Pakistan	0.2%	45%

Source: MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014
47

Exhibit 38: Comparison of Basic Tier Offering in Emerging Markets

180
160
140
120
100
80
60
40
20
0
No. of Channels
India
Indian consumer enjoys the best value on pay-tv subscription compared to others in the region
Pakistan
Korea
Thailand
Colombia
Sri Lanka
Philippines
Indonesia
Taiwan
0.0
5.0
10.0
15.0
20.0
25.0
BST Tariff (US$)

Basic Digital Pay-TV Offering Across EMs**

Market	Basic Tier Cost (US$/mo)	No. of Channels (approx.)
India	3	157
Pakistan	3	100
Sri Lanka	5.4	50
Korea	8	100
Taiwan	3.2	33
Thailand	9.6	87
Philippines	7	59
Indonesia	16.2	57
Colombia	21	58

Notes:
** Size of bubble represents premium on realisation per channel in comparison to India*
*** As of December 31, 2013*
Source: MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014 48

Exhibit 39: India's Pay-TV Platform Mix* Lies Between US & UK

India
US
UK
28%
21%
52%
11%
4%
35%
50%
12%
22%
66%
Analog Cable
Digital Cable
DTH
IPTV

*Note: * As of December 31, 2013*
Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014

49

5B. APPENDIX - Current and Future Economics of Cable & DTH Industry in India

Exhibit 40: Business Model: DTH & Digital Cable

Current Scenario	Cable-Primary	Cable-Secondary	DTH
Last mile penetration	5%	95%	100%
ARPU	260	240	280
Taxes / Licenses Fees	20%	12%	30%
LCO Share	-	95	-
Wtg Avg. Margin	120		195
Content Cost	60		77
Operating Cost	40		58
Operational EBITDA	20		60
Carriage Revenues	50		5
Total EBITDA	70		65

Post Digitalization: 2018	Cable-Primary	Cable-Secondary	DTH
Last mile penetration	25%	75%	100%
ARPU	360	335	400
Taxes / Licenses Fees	20%	12%	30%
LCO Share	-	133	-
Wtg Avg. Margin	194		280
Content Cost	90		100
Operating Cost	50		60
Operational EBITDA	54		120
Carriage Revenues	35		5
Total EBITDA	89		125

Note: Economics considered on the basis of pure recurring income and exclude one-time income from activation and installation of CPE
Source: MPA analysis

Exhibit 41: Key KPIs of Major cable MSOs in India*

MSO's KPI	DEN	Hathway	IN Cable	Siti Cable	DigiCable	Asianet	Ortel
MSO Launch Date	2007	1998	1995	1995	2009	1993	1995
Major region of operation	North	West + South	West	East	Punjab + East	South (Kerala)	East (Orissa)
Subscriber Reach	13,000,000	11,500,000	8,240,000	10,000,000	5,700,000	1,200,000	805,389
Digital Subscribers	6,100,000	8,000,000	2,740,000	4,000,000	2,850,000	560,000	69,873
HD Subs as % of digital subs	0.2%	0.5%	0.7%	0.4%	0.2%	2.5%	N/A
Analog Subscribers	6,900,000	3,500,000	5,500,000	6,000,000	2,850,000	640,000	735,516
Primary Points	200,000	644,000	100,000	0	97,000	630,000	406,136
Broadband Subs	5,000	440,000	30,000	35,000	85,000	120,000	54,427
Cable ARPU (US$/Mo.)	3.0	3.1	2.0	3.0	3.0	2.8	3.0
Broadband ARPU (US$/Mo.)	N/A	5.7	4.0	6.8	7.1	9.6	7.0

*Note: * As of March 31, 2014*
Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014

50

Exhibit 42: Break-up of Subscription Revenue: DTH & Cable

Subscription Revenues (Rs bil.)
250
200
150
100
50
2011
2012
2013
2014
2015
2016
2017
2018
Analog Cable
Digital Cable
DTH

Subscription revenues (Rs mil.)	2011	2012	2013	2014	2015	2016	2017	2018
Cable	195,024	201,690	199,771	210,569	222,955	239,107	257,345	272,781
- Analog	185,867	179,363	147,420	130,968	122,463	113,231	108,161	105,994
- Digital	9,158	22,328	52,351	79,601	100,493	125,876	149,184	166,787
DTH	59,490	78,615	100,475	124,035	152,451	184,555	210,417	233,009
Total	254,515	280,305	300,245	334,604	375,407	423,662	467,762	505,790

Source: MPA

Exhibit 43: DTH Pay-back Period

Pay-back Period (months)
28
9
24
12
23
14
22
16
FY2012
FY2013
FY2014
Q1FY15
SD Connection
HD Connection

Source: Industry Estimates, MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014
51

Exhibit 44: Outlook for India DTH HD ARPU

DTH HD ARPU/mo. (US$)
8.0
7.5
7.0
6.5
6.0
5.5
5.0
6.0
6.2
6.7
7.0
7.2
7.3
7.5
7.6
2011
2012
2013
2014
2015
2016
2017
2018

Source: MPA

Exhibit 45: Future 10-Year Growth in the Marketplace

Digital Pay-TV Penetration & ARPU Trajectory
80.0
70.0
60.0
50.0
40.0
30.0
20.0
7.0
6.0
5.0
4.0
3.0
2.0
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
% of Total Pay-TV
Blended Digital ARPU (US$)

Subscribers
DTH Subs in Mil.
80.0
70.0
60.0
50.0
40.0
30.0
20.0
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Analog Cable
Digital Cable
DTH Active Subs

Source: MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014 52

Exhibit 46: Opportunity for Alternative Platforms

250.0
200.0
150.0
100.0
50.0
0.0
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
WHO WILL ADDRESS THE NEED GAP?
TVHHs
Pay-TV
Digital Pay-TV

Source: MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014
53

Exhibit 47: Potential Disruptors

#1: DD FREEDISH
59
FTA channels with decent genre mix…
…which will increase to
250
…with encrypted signals
Consumer
Free & More Choice
Broadcaster
Extended Reach and Ratings
#2: OTT
BUSINESS MODELS FOR OTT
Ad-Based Model
Premium Subscription Model
DTH/Cable Operator Model
#3: HEADEND IN THE SKY (HITS)
Broadcasters
HITS Operator
HITS Mother Satellite
Cable Operators

Source: MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014 54

Exhibit 48: Future Outlook - Cable

Phases of cable evolution

SECONDARY POINTS
Analog Cable
Digital Cable
Digital Cable + Broadband
PRIMARY POINTS
Digital Cable
Digital Cable + Broadband
Brings addressability
Expands margins, reduces overall pay back period
Better control over the last mile makes it feasible to cross sell high ARPU products/services

Margin to Double With Every Subsequent Phase…

60%
50%
40%
30%
20%
10%
0%
Operating Margins (%)
14%
29%
50%
Analog Regime
Digital Cable + BB (Secondary Point)
Digital Cable + BB (Primary Point)

Source: MPA analysis

India DTH Market Overview – Key Dynamics & Future Outlook 2014 55

Exhibit 49: MSOs Need to Infuse Capital to Offer Digital and Bundled Services

14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Subscribers (in mil.)
11.50
8.00
0.64
0.44
13.00
6.10
0.20
0.01
10.00
4.00
0.04
8.24
2.74
0.10
0.03
5.70
2.85
0.10
0.09
Hathway
DEN
SITI Cable
InCable
Digicable
Reach
Digital Subscribers
Primary Points
Broadband Subscribers

Exhibit 50: Net Content Cost of Cable & DTH in CY2013 (US$ mil.)

600
500
400
300
200
100
0
513
556
305
34
208
522
Content Cost
Carriage Income
Net Content Cost
Cable
DTH

Note: Relative to cable, where content cost are largely subsidized by Carriage & Placement fees, DTH has a higher payout.
Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014 56

5C. APPENDIX - Other Industry Stats

Exhibit 51: Packwise Comparison of Channel Offerings by DTH and Cable (Digital and Analog)

No. of Channels
300
250
200
150
100
50
0
296
251
240
249
234
227
218
193
241
218
193
204
174
158
188
167
137
177
75 75 75
Videocon d2h*
Airtel
DEN
Hathway
Dish TV
Tata Sky*
Analog
Basic
Mid-Tier
Premium

Notes:
** HD channels offered by Videocon d2h and Tata Sky have been excluded*
*** As of November 20, 2014*
Source: MPA

Exhibit 52: Monthly Spend by a Typical Indian Household

Monthly Spend (US$)
30
25
20
15
10
5
0
7
5
20
20
Movies
Newspaper
Telecom/Broadband per household
Theme Park

Source: MPA

India DTH Market Overview – Key Dynamics & Future Outlook 2014 57

Exhibit 53: Distribution Spread of India

Particulars	Consumer Electronics outlet	Channel Partners Hardware outlet	Mobile Shops
Universe	35,000	45,000	20,000
Average Sales Contribution %	50%	40%	10%
Average DTH Industry Penetration %	57%	67%	85%
Videocon d2h Average Penetration %	80%	78%	75%

Note: As on Nov 30, 2014
Source: Industry

Exhibit 54: Videocon d2h: Direct Service Network

250+ DSC at 200 Top Cities
1600+ Resident Engineers in DAS 3 / 4
25,000+ Total workforce in Service

97%+ First time Installation within 4 HRS
85%+ Fault Repair within 6 to 8 HRS

As on Nov 30, 2014
Source: Company Data

India DTH Market Overview – Key Dynamics & Future Outlook 2014 58

ABOUT MPA

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